UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company)

interclick, inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458483203

(CUSIP Number of Class of Securities)

Michael Katz

Chief Executive Officer

interclick, inc.

11 West 19th Street, 10th Floor

New York, New York 10011

(646) 722-6260

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address

The name of the subject company is interclick, inc., a Delaware corporation (“interclick”). The address of interclick’s principal executive offices is 11 West 19th Street, 10th Floor, New York, New York 10011, and interclick’s telephone number is (646) 722-6260.

(b)	Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as amended from time to time, this “Schedule 14D-9”) relates to the common stock, par value $0.001 per share, of interclick (“interclick common stock”). As of November 11, 2011, there were 25,260,987 shares of interclick common stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address

The name, business address and business telephone number of interclick, which is the person filing this Schedule 14D-9 and also the subject company, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer by Innsbruck Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by the Purchaser and Yahoo! with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, pursuant to which the Purchaser has offered to purchase all of the issued and outstanding shares of interclick common stock at a price per share of $9.00, net to the holder thereof in cash, without interest and subject to reduction for any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 31, 2011 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among Yahoo!, the Purchaser and interclick. The Merger Agreement provides, among other things, that following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), the Purchaser and interclick will merge (the “Merger”, and together with the Offer, the “Transaction”), whereupon the Purchaser’s separate corporate existence will cease and interclick will continue as the surviving corporation of the Merger and as a wholly-owned subsidiary of Yahoo! (the “Surviving Corporation”). As a result of the Transaction, at the effective time of the Merger (the “Effective Time”), each outstanding share of interclick common stock (other than shares of interclick common stock that are held in the treasury of interclick, and all shares of interclick common stock owned of record by Yahoo! or any of its direct or indirect wholly-owned subsidiaries, including the Purchaser, or by any interclick stockholder who is entitled to and properly exercises appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on December 13, 2011, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) hereto, respectively.

As set forth in the Schedule TO, the Purchaser’s business address and telephone number is 701 First Avenue, Sunnyvale, California 94089, (408) 349-3300.

Information about the Offer, this Schedule 14D-9, the Information Statement, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on interclick’s website at www.interclick.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between interclick or its affiliates and certain of its executive officers, directors or affiliates are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. The Information Statement is being furnished to interclick stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the Purchaser’s right to designate persons to interclick’s Board of Directors (the “Board”) other than at a meeting of stockholders.

Except as set forth in this Item 3, Item 4 below, the Information Statement or in interclick’s Proxy Statement on Schedule 14A filed with the SEC on May 18, 2011, as incorporated by reference herein, to interclick’s knowledge, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between interclick or its affiliates and (i) interclick’s executive officers, directors or affiliates or (ii) the Purchaser, Yahoo! or their respective executive officers, directors or affiliates.

(a)	Agreements Between interclick and its Executive Officers and Directors

Interests of Certain Persons. interclick’s executive officers and the members of the Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of interclick stockholders generally. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. The consummation of the Offer and the consummation of the transactions contemplated by the Merger Agreement will constitute a change in control of interclick for the purposes of determining the entitlements due to certain executive officers and directors of interclick with respect to severance and certain other benefits as more fully described below. In addition, certain agreements, arrangements or understandings between interclick and certain of its executive officers and members of the Board are described further in the Information Statement.

Cash Payable for Outstanding Shares Pursuant to the Offer. If interclick’s executive officers and directors tender the shares of interclick common stock that they own for purchase pursuant to the Offer, they will receive the same cash consideration per share of interclick common stock on the same terms and conditions as the other stockholders of interclick. As of November 11, 2011, interclick’s executive officers and directors beneficially owned in the aggregate 1,445,510 shares of interclick common stock (excluding shares of interclick common stock subject to a right of repurchase, risk of forfeiture (“Restricted Shares”) and shares of interclick common stock underlying stock options). If the executive officers and directors were to tender all 1,445,510 of these shares of interclick common stock beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by the Purchaser, the executive officers and directors would receive an aggregate of approximately $13,099,590 in cash, less any applicable withholding taxes. Each of the executive officers and directors of interclick, who own an aggregate of 1,455,510 shares of interclick common stock, has entered into a Tender and Support Agreement with the Purchaser and Yahoo!, dated as of the date of the Merger Agreement (each a “Tender and Support Agreement” and collectively, the “Tender and Support Agreements”), pursuant to which, among other things, such executive officers and directors have agreed to tender in the Offer all shares of interclick common stock owned by them as of the date of the Tender and Support Agreements, and any shares of interclick common stock issued to or otherwise acquired or owned by such executive officers and directors thereafter, subject to specific exclusions set forth in such agreements, and not to withdraw any such shares previously tendered. These Tender and Support Agreements are described in more detail below, under the subheading “Tender and Support Agreements.” The beneficial ownership of shares of interclick common stock of each director and executive officer is further described in the Information Statement under the heading “Certain Information Concerning interclick—Beneficial Ownership of interclick Common Stock.”

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the shares of interclick common stock beneficially owned by each of interclick’s executive officers and directors, as of November 11, 2011 (excluding Restricted Shares and shares underlying interclick stock options), are tendered pursuant to the Offer and those shares are accepted for purchase and purchased by the Purchaser.

Name	Number of Shares Owned	Consideration
Michael Katz	795,000	$7,155,000
Andrew Katz	33,835	$304,515
Roger Clark	17,000	$153,000
Keith Kaplan	0	$0
David Myers	0	$0
Jason Lynn	4,900	$44,100
Michael Brauser	369,775	$3,327,975
Barry Honig	0	$0
Brett Cravatt	0	$0
Michael Mathews	235,000	$2,115,000
Frank Cotroneo	0	$0
David Hills	0	$0
William Wise	0	$0

Total	1,455,510	$13,099,590

Effect of the Merger on interclick Stock Options. The Merger Agreement provides that, immediately prior to the Effective Time, and after giving effect to any accelerated vesting that occurs solely as a result of the Merger, including accelerated vesting provided to non-employee directors and employees who do not receive an offer of employment from Yahoo! or a Yahoo! affiliate, each vested but unexpired and unexercised option to purchase shares of interclick common stock that is outstanding immediately prior to the Effective Time and was granted pursuant to interclick’s stock option plans or any other equity plan or other contract (“vested interclick options”), including vested interclick options held by interclick’s executive officers and directors, will be cancelled and, in exchange for such vested interclick option, each former holder of such cancelled option will be entitled to receive a cash payment (subject to any applicable withholding or other tax) of an amount equal to (i) the total number of shares of interclick common stock subject to such vested interclick option immediately prior to the cancellation thereof, multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per share of interclick common stock subject to such vested interclick option immediately prior to such cancellation (such amount, the “option spread value”). However, to the extent the per share exercise price for the shares of interclick common stock that would have been issuable upon exercise of such vested interclick option is greater than the Offer Price, the vested interclick option will be terminated and cancelled at the Effective Time without payment therefor. In addition, in the Merger, all outstanding stock options to purchase shares of interclick common stock that are unvested immediately prior to the Effective Time (after giving effect to any accelerated vesting that occurs solely as a result of the Merger) (“unvested interclick options”) and are held by an individual who, after the Effective Time, is not an employee of Yahoo! or an affiliate of Yahoo!, will be cancelled immediately prior to the Effective Time without payment of any portion of the Offer Price or any other amount with respect thereto or in settlement therefor. All unvested interclick options that are outstanding immediately prior to the Effective Time and held by an individual who, after the Effective Time, is an employee of Yahoo! or an affiliate of Yahoo!, will be assumed by Yahoo! in a manner compliant in all material respects with Sections 424(a) and 409A of the United States Internal Revenue Code of 1986, as amended (the “Code”), and in accordance with the terms of the Merger Agreement. Each assumed unvested interclick options will, following the Effective Time, be exercisable on substantially the same terms and conditions as in effect at the Effective Time, for such number of shares of Yahoo! common stock that equals (i) the number of shares of interclick common stock subject to such unvested interclick option as of the Effective Time multiplied by (ii) the quotient obtained by dividing (a) the Offer Price by (b) the average closing sales price for a share of Yahoo! common stock on the NASDAQ Global Market (“NASDAQ”) for the 20 consecutive trading days ending with, and including, the trading day that is two trading days prior to the date of the Merger (such quotient, the “equity exchange ratio”), rounded down to the nearest whole number. The exercise price per share of each such assumed stock option will be equal to the exercise price per share set forth at the Effective Time in the applicable option agreement divided by the equity exchange ratio, rounded up to the nearest whole cent.

The table below sets forth information regarding the vested interclick options held by each of interclick’s executive officers and directors, as of November 11, 2011, having an exercise price per share of interclick common stock less than $9.00 that would be exchanged at the Effective Time into the right to receive the option spread value.

Name	Shares Subject to Vested interclick Options(1)		Exercise Price Per Share
Michael Katz	150,000			$2.00
	218,750			$2.60
Andrew Katz	16,956			$2.00
	100,000			$2.62
	156,250			$2.60
Roger Clark	250,000	(2)		$3.20
Keith Kaplan	0			$—
Jason Lynn	25,000 125,000 125,000		$ $ $	2.62 1.52 2.60
David Myers	41,667 41,667 25,000		$ $ $	2.60 4.00 4.50
Michael Brauser	50,000			$2.00
	100,000	(3)		$4.32
Barry Honig	50,000			$2.00
	100,000	(4)		$4.32
Brett Cravatt	150,000	(5)		$2.40
Michael Mathews	850,000			$2.00
	100,000			$1.52
Frank Cotroneo	50,000	(6)		$3.55
	55,000	(7)		$6.05
David Hills	50,000	(6)		$3.55
	55,000	(7)		$6.05
William Wise	0			$—

(1)	Includes shares of interclick common stock underlying unvested interclick options subject to accelerated vesting upon consummation of the Offer.
(2)	Includes 62,500 shares of interclick common stock underlying unvested interclick options subject to accelerated vesting upon consummation of the Offer.
(3)	Includes 50,000 shares of interclick common stock underlying unvested interclick options subject to accelerated vesting upon consummation of the Offer.
(4)	Includes 50,000 shares of interclick common stock underlying unvested interclick options subject to accelerated vesting upon consummation of the Offer.
(5)	Includes 56,250 shares of interclick common stock underlying unvested interclick options subject to accelerated vesting upon consummation of the Offer.
(6)	Includes 33,333 shares of interclick common stock underlying unvested interclick options subject to accelerated vesting upon consummation of the Offer.
(7)	Includes 55,000 shares of interclick common stock underlying unvested interclick options subject to accelerated vesting upon consummation of the Offer.

The table below sets forth the aggregate cash payment to be received by each of interclick’s executive officers and directors in exchange for the cancellation of the executive officer’s or director’s vested options, based upon holdings as of November 11, 2011.

Name	Aggregate Cash Payment for Vested Options
Michael Katz	$2,450,000
Andrew Katz	$1,756,692
Roger Clark	$1,450,000
Keith Kaplan	$0
Jason Lynn	$1,894,500
David Myers	$587,500
Michael Brauser	$818,000
Barry Honig	$818,000
Brett Cravatt	$990,000
Michael Mathews	$6,698,000
Frank Cotroneo	$434,750
David Hills	$434,750
William Wise	$0

Total	$18,332,192

Effect of the Merger on Restricted Shares. The Merger Agreement provides that each Restricted Share outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, with such payment to be made to the holder of such Restricted Share in accordance with the vesting schedule applicable to such Restricted Share, without interest and subject to any applicable withholding or other taxes.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Merger Agreement with respect to Restricted Shares held by each executive officer and director as of November 11, 2011.

Name	Number of Accelerated Restricted Shares(1)	Consideration for Accelerated Restricted Shares	Number of Restricted Shares Not Accelerated	Consideration for Restricted Shares Not Accelerated(2)
Michael Katz	0	$0	75,000	$675,000
Andrew Katz	0	$0	38,789	$349,101
Roger Clark	40,000	$360,000	0	$0
Keith Kaplan	68,750	$618,750	206,250	$1,856,250
David Myers	0	$0	45,000	$405,000
Jason Lynn	0	$0	25,000	$225,000
Michael Brauser	65,000	$585,000	0	$0
Barry Honig	65,000	$585,000	0	$0
Brett Cravatt	37,500	$337,500	0	$0
Michael Mathews	10,000	$90,000	0	$0
Frank Cotroneo	35,000	$315,000	0	$0
David Hills	35,000	$315,000	0	$0
William Wise	75,000	$675,000	0	$0

(1)	Represents Restricted Shares for which vesting will be accelerated immediately prior to the Effective Time. Consideration to be paid to the holder of such accelerated Restricted Shares as soon as administratively practicable after the Effective Time.
(2)	Consideration to be paid to the holder of such Restricted Shares in accordance with the vesting schedule applicable to such Restricted Shares.

Effect of the Merger on interclick Restricted Stock Units. Pursuant to the Merger Agreement, each award of interclick restricted stock units (“interclick RSUs”) outstanding immediately prior to the Effective Time will be assumed by Yahoo! and converted into a new award of restricted stock units covering a number of shares of Yahoo! common stock equal to the product of (rounded down to the next whole number) (i) the number of shares of interclick common stock covered by such award immediately prior to the Effective Time and (ii) the equity exchange ratio. Each assumed award of interclick RSUs will continue to have, and be subject to, substantially the same terms and conditions as in effect immediately prior to the Effective Time. As of November 11, 2011, there are no outstanding interclick RSUs. In accordance with the Merger Agreement, interclick has agreed to grant interclick RSUs valued, in the aggregate, at up to $4 million based upon the Offer Price, on terms and conditions acceptable to Yahoo!, allocated among such interclick employees (none of whom are executive officers of interclick), in such allocations as agreed to between interclick and Yahoo!, such grants to be effective as of immediately prior to the Effective Time.

Fees Payable to Members of the Special Projects Committee. In consideration for the services provided as members of interclick’s Special Projects Committee of the Board (the “Special Projects Committee”) in connection with the Transaction, William Wise and David Hills were each awarded a fee of $10,000, and Michael Brauser, the Chairman of the Special Projects Committee, was awarded a fee of $15,000. Mr. Wise, Mr. Hills and Mr. Brauser also received customary meeting fees of $250 for each telephonic meeting of the Special Projects Committee attended. In addition, the Board has awarded Mr. Brauser, the Co-Chairman of the Board and the Chairman of the Special Projects Committee, in recognition of his substantial efforts and time commitment in negotiating the Transaction with Yahoo!, and for coordinating the efforts of interclick’s management, financial advisors and attorneys involved in the Transaction, a cash payment of $200,000. This payment was recommended by a subcommittee of our compensation committee and our compensation committee, and was approved by the Board after the Board had approved the Merger Agreement. Mr. Brauser had resigned from the compensation committee prior to its approval of such payment. This payment, which was paid to Mr. Brauser on November 1, 2011, will not reduce the amount to be paid to interclick stockholders in the Transaction.

Employment Agreements with interclick. interclick has entered into employment agreements with each of Michael Katz, interclick’s Chief Executive Officer, Andrew Katz, interclick’s Chief Technology Officer, David Myers, interclick’s Executive Vice President of Operations and Jason Lynn, interclick’s Chief Strategy Officer. Each of the employment agreements described above will terminate upon consummation of the Transaction.

In connection with interclick entering into the Merger Agreement, each of Andrew Katz, David Myers and Jason Lynn has entered into an Acknowledgment and Waiver Agreement with interclick, each dated October 31, 2011, waiving certain rights to certain severance and accelerated vesting. Pursuant to their Acknowledgment and Waiver Agreements, each of Andrew Katz, David Myers and Jason Lynn will be entitled to accelerated vesting of any equity awards assumed by Yahoo! in the Transaction upon a termination of employment without “cause” (as defined in such agreements) by Yahoo!. In addition, in connection with the Merger Agreement, Michael Katz has entered into an Acknowledgment and Waiver Agreement with interclick pursuant to which Mr. Katz waived rights to severance and accelerated vesting under his employment agreement with interclick. The foregoing summary is qualified in its entirety by reference to the Acknowledgment and Waiver Agreements, which are filed as Exhibits (e)(9)-(e)(12) hereto and are incorporated herein by reference.

Effective August 7, 2009, interclick entered into a three-year employment agreement with Roger Clark, interclick’s Chief Financial Officer. The employment agreement provides for a $225,000 base salary during Mr. Clark’s first year of employment, subject to at least 10% increases of his then-current base salary each year thereafter. In August 2010 and August 2011, the Board approved an increase in Mr. Clark’s base salary to $250,000 and $275,000, respectively. In addition, Mr. Clark is eligible to receive an annual bonus targeted at 50% base salary based upon the achievement of pre-established annual individual and interclick performance goals, payable in any combination of cash and interclick stock that Mr. Clark determines. If Mr. Clark’s employment with interclick is terminated without “cause” (as such term is defined in Mr. Clark’s employment agreement), Mr. Clark would be entitled to (i) a lump-sum payment equal to the greater of 12 months base salary or the remainder of the base salary due under his employment agreement (ii) payment of all bonuses to which Mr. Clark was entitled during his employment term, to the extent earned as of termination, (iii) continued benefit plan and insurance coverage for 12 months following termination, and (iv) accelerated vesting of all of Mr. Clark’s interclick options and Restricted Shares. Upon Mr. Clark’s resignation of employment with interclick for “good reason” (as such term is defined in Mr. Clark’s employment agreement), Mr. Clark would be entitled to (i) a lump-sum payment equal to 12 months base salary, (ii) a prorated annual bonus for the year of termination, (iii) continued benefit plan and insurance coverage for 12 months following termination and (iv) accelerated vesting of all of Mr. Clark’s interclick options and Restricted Shares that were scheduled to vest within the one year period following termination. Upon a “change in ownership” (as such term is defined in Mr. Clark’s employment agreement) of interclick, all of Mr. Clark’s interclick options and Restricted Shares shall immediately vest. The Transaction, if consummated, will constitute a change of ownership of interclick pursuant to Mr. Clark’s employment agreement. As a result, upon the consummation of the Offer, Mr. Clark will receive accelerated vesting of all unvested interclick options and Restricted Shares, having an aggregate value of $722,500 based on the Offer Price of $9.00 per share of interclick common stock. The summary of Mr. Clark’s employment agreement contained herein is qualified by reference to Mr. Clark’s employment agreement, which is filed herewith as Exhibit (e)(8) and is incorporated herein by reference.

Effective October 24, 2011, interclick entered into an employment agreement with Keith Kaplan, interclick’s President and Chief Revenue Officer. Mr. Kaplan’s employment agreement provides that interclick pay Mr. Kaplan a signing bonus of $262,500 (less applicable withholding and employment taxes) upon execution of the employment agreement, and a base salary at an annual rate of $350,000 (which may be increased by the Board). Mr. Kaplan will be entitled to an annual bonus of $87,500 for the calendar year 2011, and will be eligible to receive annual bonuses for subsequent years based on criteria adopted by interclick’s compensation committee. The annual target bonus for Mr. Kaplan with respect to each calendar year after 2011 will be 100% of his base salary based upon achievement of 100% of the criteria established by the compensation committee (or a pro rata portion thereof, provided Mr. Kaplan achieves at least 75% of the established criteria). In accordance with Mr. Kaplan’s employment agreement, interclick granted to Mr. Kaplan 275,000 Restricted Shares, which will vest in equal annual installments over the first four years following Mr. Kaplan’s commencement of employment, provided Mr. Kaplan is employed by interclick on the applicable vesting date, and will vest as to 25% of any then unvested portion upon a “change of control” (as such term is defined in Mr. Kaplan’s employment agreement), and 100% as to any unvested portion if Mr. Kaplan is terminated by interclick without “cause” (as such term is defined in Mr. Kaplan’s employment agreement) following a change of control (provided Mr. Kaplan executes a general release within 60 days following termination). If interclick terminates the Employment Agreement without cause, or Mr. Kaplan terminates the Employment Agreement for “good reason” (as such term is defined in Mr. Kaplan’s employment agreement), Mr. Kaplan will be entitled to a separation payment including any earned but unpaid annual bonuses and (subject to Mr. Kaplan’s execution of a general release within 60 days following termination) an amount equal to Mr. Kaplan’s then-current annual base salary and reimbursement for COBRA premiums for up to 12 months. In the event interclick undergoes a change of control and Mr. Kaplan remains employed by interclick through the consummation of the change of control, interclick will pay Mr. Kaplan a lump sum cash bonus of $650,000. Mr. Kaplan’s employment agreement includes a best payment provision with regard to payments and/or benefits payable to Mr. Kaplan in the event there is a potential excess parachute payment on account of a change of control of interclick. To the extent any payments made to Mr. Kaplan that are contingent upon a change of control would constitute “parachute payments” within the meaning of Section 280G of the Code, then Mr. Kaplan would receive the better of (a) the payments and/or benefits reduced to an amount that does not trigger any excise tax under Section 4999 of the Code (the “Excise Tax”), or (b) all of the payments and/or benefits after taking into account the Excise Tax. The Transaction, if consummated, will constitute a change of control of interclick pursuant to Mr. Kaplan’s employment agreement. As a result, upon consummation of the Offer, Mr. Kaplan will receive a retention bonus of $650,000 and accelerated vesting of 68,750 Restricted Shares, having an aggregate value of $618,750 based on the Offer Price of $9.00 per share of interclick common stock. The summary of Mr. Kaplan’s employment agreement contained herein is qualified by reference to Mr. Kaplan’s employment agreement, which is filed herewith as Exhibit (e)(7) and is incorporated herein by reference.

The following table sets forth, as of November 11, 2011, the cash payments and benefits that Roger Clark and Keith Kaplan would receive in accordance with the terms of their respective employment agreements (excluding any base salary and bonus amounts earned but not yet paid) as a result of the termination of their employment without cause or their resignation with good reason, and that Andrew Katz, Jason Lynn and David Myers would receive in accordance with the terms of their respective Acknowledgment and Waiver Agreements as a result of the termination of their employment without cause, in each case, upon or following the consummation of the Transaction assuming such termination or resignation is effective as of December 15, 2011, which date is used for illustrative purposes only. Amounts shown in the tables below are merely illustrative estimates and may differ depending on the actual date of any respective terminations or resignations of employment:

Name	Severance Salary Payment	Continuation of Health Benefits	Value of Accelerated Vesting(1)		Total
Roger Clark	$275,000	$14,447	$722,500	(2)	$1,011,947
Keith Kaplan	$350,000	$20,631	$2,475,000	(3)	$2,845,631
Andrew Katz	$0	$0	$949,101		$949,101
Jason Lynn	$0	$0	$1,266,000		$1,266,000
David Myers	$0	$0	$867,496		$867,496

(1)	Based on the Offer Price of $9.00 per share of interclick common stock.
(2)	Includes the value of the accelerated vesting of Mr. Clark’s unvested interclick options and Restricted Shares resulting solely from the consummation of the Offer as described above.
(3)	Includes the value of the accelerated vesting of Mr. Kaplan’s Restricted Shares resulting solely from the consummation of the Offer as described above.

Effect of the Offer and the Merger Agreement on Employee Benefits. The Merger Agreement provides that during the one year period following the Effective Time, Yahoo! shall provide to each interclick employee who continues in employment with the Surviving Corporation following the Effective Time benefits that are substantially comparable in the aggregate to the benefits provided to similarly situated employees of Yahoo! and affiliates of Yahoo! following the Effective Time. No provision of the Merger Agreement shall restrict the right of Yahoo! or any of its affiliates to terminate any employee of the Surviving Corporation after the consummation of the Merger. No employee or former employee of interclick shall be regarded for any purpose as a third party beneficiary of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on the Indemnification of Officers and Directors. Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for a breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the unlawful payment of dividends, unlawful stock purchases or redemption or for any transaction from which the director derived an improper personal benefit. Article SEVENTH of interclick’s amended and restated certificate of incorporation, as amended, provides that no director of interclick shall be personally liable to interclick or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons, serving at the request of the corporation in related capacities, against expenses, judgments, fines and amounts paid in settlement incurred in connection with an action or proceeding to which such person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses actually and reasonably incurred and no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances. Article EIGHTH of interclick’s amended and restated certificate of incorporation, as amended, provides that interclick shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended and supplemented, any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. interclick shall advance expenses to the fullest extent permitted by Section 145 of the DGCL. Such right to indemnification and advancement of expenses shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification and advancement of expenses provided in Article EIGHTH shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Furthermore, Article VI of interclick’s bylaws provides:

•

Any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including employee benefit plans) (hereinafter an “indemnitee”), shall be indemnified and held harmless by the corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification than permitted prior thereto), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such indemnitee in connection with such action, suit or proceeding, if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The termination of the proceeding, whether by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe such conduct was unlawful; and

•

Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including employee benefit plans) shall be indemnified and held harmless by the corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification than permitted prior thereto), against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such suit or action was brought, shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

The Merger Agreement provides that all rights of indemnification and limitation of liabilities existing in favor of past and present directors and officers of interclick as provided in interclick’s amended and restated certificate of incorporation, as amended, and bylaws, or under any indemnification, employment or other similar contracts as in effect on the date of the Merger Agreement with respect to acts or omissions in their capacity as directors or officers of interclick or its subsidiaries occurring at or prior to the Effective Time, shall survive the Merger and continue in full force and effect in accordance with their respective terms (unless otherwise required by applicable law). From and after the Effective Time, the Surviving Corporation will pay and perform such indemnification obligations.

The Merger Agreement also provides that for a period of six years from and after the Effective Time, Yahoo! shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification, exculpation and advancement of expenses of directors and officers than are currently set forth in the amended and restated certificate of incorporation, as amended, and bylaws of interclick (unless otherwise required by applicable law).

The Merger Agreement further provides that for a period of six years from and after the Effective Time, subject to certain limitations, the Surviving Corporation shall maintain for the benefit of interclick’s officers and directors, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than interclick’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Section 16 Matters. Pursuant to the Merger Agreement, the Board has adopted resolutions so that any disposition of shares of interclick common stock or interclick options pursuant to the Merger Agreement, and the Transaction, by an officer or director of interclick who is a “covered person” of interclick for purposes of Section 16 of the Exchange Act, will be an exempt transaction under Rule 16b-3 under the Exchange Act.

(b)	interclick Arrangements and Agreements with Yahoo! and the Purchaser interclick and Yahoo! have had a commercial business relationship since 2007, and Yahoo! is a significant supplier of publisher advertising impressions to interclick.

Merger Agreement. The summary of the Merger Agreement contained in the sections of the Offer to Purchase titled “Summary of the Merger Agreement and Other Agreements—Merger Agreement” is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9 and is filed herewith as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of the Merger Agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement governs the contractual rights among Yahoo!, the Purchaser and interclick in relation to the Transaction. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide interclick stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Yahoo!, the Purchaser or interclick in interclick’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer to Purchase and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Yahoo!, the Purchaser or interclick. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Yahoo! may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by interclick to Yahoo! in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential disclosure schedules. Accordingly, stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact.

Mutual Nondisclosure Agreement. In connection with Yahoo!’s evaluation of the potential business combination that resulted in the Offer, interclick and Yahoo! entered into a mutual nondisclosure agreement on July 2, 2011, as amended as of October 31, 2011 by Section 5.3(b) of the Merger Agreement (the “Mutual Nondisclosure Agreement”). Pursuant to the Mutual Nondisclosure Agreement, subject to certain customary exceptions, interclick and Yahoo! agreed to keep confidential all non-public information furnished to each other or their respective representatives, and all analyses or documents prepared by interclick or its representatives or Yahoo! and its representatives, as applicable, based upon such non-public information until the earlier of (i) the execution of a definitive agreement and (ii) one year from the date of the Mutual Nondisclosure Agreement. Pursuant to Section 5.3(b) of the Merger Agreement, Yahoo! and interclick agreed to extend such obligation until the earlier of (i) the Effective Time and (ii) one year from the date of the Merger Agreement. interclick and Yahoo! also agreed that the non-public information furnished to each other would be used solely for the purpose of evaluating the potential strategic transaction that resulted in the Offer. If requested by either party, the other party and its representatives are required to return or destroy the written non-public information furnished to it pursuant to the Mutual Nondisclosure Agreement and to destroy any analyses or documents prepared by the other party or its representatives based upon such non-public information.

The foregoing summary of the Mutual Nondisclosure Agreement contained herein is qualified in its entirety by reference to the Mutual Nondisclosure Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

Ownership of interclick Common Stock. Yahoo! and the Purchaser do not own any shares of interclick common stock, except for 4,776,675 shares of interclick common stock which may be deemed to be beneficially owned by Yahoo! and the Purchaser pursuant to the Tender and Support Agreements. These Tender and Support Agreements are described in more detail below, under the subheading “Tender and Support Agreements.”

Board Designees. Pursuant to the Merger Agreement, after the Purchaser accepts for payment such number of shares of interclick common stock tendered and not properly withdrawn as represents no less than a majority of the voting power of the shares of interclick common stock then outstanding (determined on a fully diluted basis) pursuant to the Offer, the Purchaser is entitled to elect or designate a number of directors (rounded up to the next whole number) to the Board that is equal to the total number of directors on the Board multiplied by the percentage that the shares of interclick common stock beneficially owned by Yahoo! and its direct or indirect wholly-owned subsidiaries, including the Purchaser, bears to the total number of shares of interclick common stock then outstanding. At the Purchaser’s request, interclick will take such actions necessary or desirable to enable the Purchaser’s designees to be elected or appointed to the Board, including filling vacancies or newly created directorships on the Board, promptly increasing the size of the Board, amending interclick’s bylaws, if necessary, to increase the size of the Board, and/or to promptly secure the resignations of its incumbent directors, and interclick agreed to cause the Purchaser’s designees to be so elected or appointed. After the Purchaser accepts for payment shares of interclick common stock validly tendered in the Offer, interclick has also agreed, at the Purchaser’s request, to cause the Purchaser’s designees to serve on and constitute the same percentage (rounded up to the next whole number) of (i) each committee of the Board and (ii) each board of directors (or similar body) of interclick’s subsidiaries and each committee thereof, as on the Board, to the extent permitted by applicable law and the listing requirements of NASDAQ. After the Purchaser accepts for payment shares of interclick common stock validly tendered in the Offer, interclick has also agreed, upon the Purchaser’s request, to elect to be treated as a “controlled company” as defined by NASDAQ Rule 4350(c) and make all necessary filings and disclosures associated with such status.

After the Purchaser’s designees are elected to, and constitute a majority of, the Board, but prior to the Effective Time, the Board may continue to include directors who were members of the Board immediately prior to any designees of the Purchaser joining the Board (the “Continuing Directors”). If at any time the number of directors who are Continuing Directors is reduced to zero, then the other directors on the Board will designate and appoint to the Board one director who is not a stockholder or affiliate of Yahoo! or the Purchaser (other than as a result of such designation) and such director will be deemed to be a Continuing Director. In addition, prior to the Effective Time, the Board will include the number of independent directors, within the meaning of, and as may be required by, the applicable NASDAQ rules or the federal securities laws (the “Independent Directors”). In the event that the number of Independent Directors falls below the number as may be required pursuant to the applicable NASDAQ rules or the federal securities laws, the remaining Independent Directors will designate new Independent Directors to fill such vacancies, or, if no other Independent Director then remains, the other directors will designate such number of Independent Directors to satisfy applicable rules and laws.

After the Purchaser’s designees are elected to, and constitute a majority of, the Board, but prior to the Effective Time, the approval of a majority of the Continuing Directors then in office (in addition to the approval of the Board or its stockholders as may be required) is required for interclick to:

•	amend or terminate the Merger Agreement or any promissory note related to the issuance of the Top-Up Option (as defined in Item 8 below);

•	exercise or waive any of interclick’s rights, benefits or remedies pursuant to the Merger Agreement;

•

take any other action under or in connection with the Merger Agreement, in each case, if such action would reasonably be expected to adversely affect in any material respect the interclick stockholders (other than Yahoo! or any of its subsidiaries, including the Purchaser);

•	amend its articles of incorporation or bylaws; or

•	enter into any contract between interclick or any of its subsidiaries, on the one hand, and Yahoo! or any of its subsidiaries on the other hand.

If only one or two Continuing Directors remain on the Board, then such actions must be approved by all Continuing Directors then serving on the Board (and such approval will not be effective unless there is in office at least one Continuing Director).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Purchaser intends to designate representatives to the Board from among the directors and officers of the Purchaser and Yahoo!. Background information on these individuals is found in the Information Statement attached to this Schedule 14D-9 as Annex I and incorporated herein by reference.

(c)	Agreements among Yahoo!, the Purchaser and Certain Affiliates of interclick

Tender and Support Agreements. Concurrently with the execution of the Merger Agreement, each of interclick’s directors and executive officers (each, a “Supporting Stockholder”) entered into a Tender and Support Agreement with Yahoo! and the Purchaser. interclick is not a party to the Tender and Support Agreements. Pursuant to each Tender and Support Agreement, each such Supporting Stockholder has agreed, among other things, to (i) tender the shares of interclick common stock beneficially owned by them and any shares of interclick common stock issued to or otherwise acquired or owned by such Supporting Stockholder thereafter in the Offer (other than any Restricted Shares or unvested or unexercised options to acquire shares of interclick common stock) and (ii) support the Merger and the other transactions contemplated hereby, each on the terms and subject to the conditions set forth in the Tender and Support Agreements. Each Tender and Support Agreement will terminate automatically, without any notice or other action by any person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any modification, waiver or amendment to the Merger Agreement or the terms of the Offer in a manner that reduces the amount of consideration payable to each Supporting Stockholder in connection therewith and (iv) the mutual written consent of the parties hereto. As of November 11, 2011, an aggregate of 4,766,675 shares of interclick common stock (representing approximately 18.9% of the outstanding shares of interclick common stock) are subject to the Tender and Support Agreements, consisting of 1,455,510 shares of interclick common stock (representing approximately 5.8% of the outstanding shares of interclick common stock), 821,290 Restricted Shares, which are not subject to the tender obligation (representing approximately 3.3% of the outstanding shares of interclick common stock), and 2,489,875 shares of interclick common stock underlying stock options (representing approximately 9.9% of the outstanding shares of interclick common stock).

The Tender and Support Agreements are summarized in the section of the Offer to Purchase titled “Summary of the Merger Agreement and Other Agreements—Support Agreements” which summary is incorporated herein by reference. To the knowledge of interclick after making reasonable inquiry, all of interclick’s executive officers and directors currently intend to tender all of the shares of interclick common stock that they hold of record or beneficially own in the Offer in compliance, as applicable, with the Tender and Support Agreements.

The summary of the Tender and Support Agreements contained herein is qualified in its entirety by reference to the Form of Tender and Support Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Yahoo! Compensation Arrangements with interclick Officers and Other Employees. Yahoo! has extended employment offer letters to each of Michael Katz, Andrew Katz, Jason Lynn, David Myers, Michael Marvul, Andrew Greenberg, Jake Dell’Aquila, and Joseph Blodgett.

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Michael Katz’s employment offer letter provides that he will serve as Vice President II, Sales, of Yahoo!, contingent upon and effective after completion of the Merger. Michael Katz’s offer letter provides him with materially the same base salary and annual target incentive opportunity (under Yahoo!’s applicable incentive plan(s)) as in effect prior to the Merger and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. In addition, pursuant to his offer letter, Michael Katz will be entitled to a severance payment equal to four months of his base salary (approximately $133,333) upon a termination of employment without “cause” or for “good reason” (each as defined in the offer letter). Such employment offer letter will replace Michael Katz’s existing employment agreement with interclick. Pursuant to his Acknowledgment and Waiver Agreement with interclick, Michael Katz has waived severance and accelerated vesting rights. The foregoing summary of Michael Katz’s employment offer letter is qualified in its entirety by reference to Michael Katz’s employment offer letter, which is filed as Exhibit (e)(13) hereto and is incorporated herein by reference.

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Andrew Katz’s employment offer letter provides that he will serve as Vice President I, Engineering, of Yahoo!, contingent upon and effective after completion of the Merger. Andrew Katz’s offer letter provides him with materially the same base salary and annual target incentive opportunity (pursuant to Yahoo!’s management incentive plan) as in effect prior to the Merger, a sign-on bonus contingent upon his continued employment with Yahoo! for a 12-month period and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. Such employment offer letter will replace Andrew Katz’s existing employment agreement with interclick. Pursuant to his Acknowledgment and Waiver Agreement with interclick, Andrew Katz will also be entitled to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” (as defined in such Waiver Agreement) by Yahoo!. The foregoing summary of Andrew Katz’s employment offer letter is qualified in its entirety by reference to Andrew Katz’s employment offer letter, which is filed as Exhibit (e)(14) hereto and is incorporated herein by reference.

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Jason Lynn’s employment offer letter provides that he will serve as Vice President I, Product Management, of Yahoo!, contingent upon and effective after completion of the Merger. Jason Lynn’s offer letter provides him with materially the same base salary and annual target incentive opportunity (pursuant to Yahoo!’s management incentive plan) as in effect prior to the Merger, a sign-on bonus contingent upon his continued employment with Yahoo! for a 12-month period and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. Such employment offer letter will replace Jason Lynn’s existing employment agreement with interclick. Pursuant to his Acknowledgment and Waiver Agreement with interclick, Jason Lynn will also be entitled to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” (as defined in such Waiver Agreement) by Yahoo!. The foregoing summary of Jason Lynn’s employment offer letter is qualified in its entirety by reference to Jason Lynn’s employment offer letter, which is filed as Exhibit (e)(15) hereto and is incorporated herein by reference.

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David Myers’s employment offer letter provides that he will serve as Vice President I, Business Operations, of Yahoo!, contingent upon and effective after completion of the Merger. David Myers’s offer letter provides him with materially the same base salary and annual target incentive opportunity (pursuant to Yahoo!’s management incentive plan) as in effect prior to the Merger, a sign-on bonus contingent upon his continued employment with Yahoo! for a 12-month period and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. Such employment offer letter will replace David Myers’s existing employment agreement with interclick. Pursuant to his Acknowledgment and Waiver Agreement with interclick, David Myers will also be entitled to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” (as defined in such Waiver Agreement) by Yahoo!. The foregoing summary of David Myers’s employment offer letter is qualified in its entirety by reference to David Myers’s employment offer letter, which is filed as Exhibit (e)(16) hereto and is incorporated herein by reference.

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The employment offer letter with each of Michael Marvul, Andrew Greenberg, Jake Dell’ Aquila and Joseph Blodgett provides that such individual will serve as Senior Director, Sales, of Yahoo!, Senior Director, Partner Management, of Yahoo!, Director, Partnership Management, of Yahoo!, and Director, Engineering, of Yahoo!, respectively, contingent upon and effective after completion of the Merger. Each offer letter provides the individual with materially the same base salary and annual target incentive opportunity (pursuant to Yahoo!’s applicable incentive plan(s)) as in effect prior to the Merger and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. The aggregate annual base salary and annual target incentive opportunities pursuant to the employment offer letters is approximately $1.4 million.

Keith Kaplan is expected to become an employee of Yahoo! following the Merger and Yahoo! is expected to assume the employment agreement, effective as of October 24, 2011, between interclick and Keith Kaplan. Under his employment agreement with interclick, Mr. Kaplan is entitled to receive immediate vesting acceleration of 25% of his outstanding Restricted Shares and a $650,000 lump sum cash bonus upon completion of the Merger. Mr. Kaplan will also be entitled to receive a cash lump sum amount equal to 12 months of his base salary and to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” or for “good reason” (each as defined in Keith Kaplan’s employment agreement).

Non-Competition Agreements. In connection with the Merger Agreement, Michael Katz, Andrew Katz, Jason Lynn, David Myers, Michael Marvul, Andrew Greenberg, Jake Dell’Aquila, Joseph Blodgett and Keith Kaplan (each a “Non-Competing Person”) entered into non-competition agreements with Yahoo!, dated as of October 31, 2011 (the “Non-Competition Agreements”). The Non-Competition Agreements are contingent upon and effective after completion of the Merger.

Pursuant to the Non-Competition Agreements and in consideration of Yahoo!’s agreement to enter into the Merger Agreement with interclick, the Non-Competing Persons will not, in each case, directly or indirectly, for the four year period following the Effective Time (or, with respect to Michael Katz only, 18 months following a termination of employment without “cause” (as defined in the Non-Competition Agreement with Michael Katz), if earlier than the fourth anniversary of the Effective Time), (i) engage or otherwise participate in the business of developing, marketing, providing and supporting any software, products, services or technologies that involve or relate to enabling marketers and publishers to implement, manage and optimize online advertising across multiple channels including display, video, mobile and search (the “Restricted Business”) or (ii) have any ownership interest or other profit participation interest in, enter the employ of, render any services to, enter into a joint venture with, participate in the management, financing, operation or control of, or otherwise engage or participate in, or be connected as an owner, partner, officer, principal, creditor, salesman, guarantor, advisor, licensor of technology, member of the board of directors of, or consultant to any entity or business, division, group, or other subset of any business, engaged (or to their knowledge, planning to engage) in the Restricted Business. During the term of each Non-Competing Person’s employment with Yahoo! and for 18 months following the date on which employment of such Non-Competing Person terminates, such Non-Competing Persons will not (i) solicit any existing customer, vendor, supplier, licensor, lessor, joint venturer, associate, consultant, agent or partner of Yahoo!, including but not limited to any existing customer of interclick, for the purpose of influencing such person to cease doing business in whole or in part with Yahoo! or (ii) interfere with, disrupt, or attempt to disrupt the business relationships (contractual or otherwise) existing (at the time of the execution of the respective Non-Competition Agreement or at any time in the future) between Yahoo! and its affiliates with any third party (including, without limitation, Yahoo!’s vendors, suppliers, licensors, lessors, joint ventures, associates, consultants, agents and partners). Additionally, for the term of the employment of each Non-Competing Person and for 18 months following the date on which such Non-Competing Person’s employment with Yahoo! terminates, each Non-Competing Person will not, without the prior express written consent of Yahoo!, directly or indirectly, (i) solicit, request or otherwise attempt to induce any person who is at the time, or was within the previous six month period, an employee or a consultant of Yahoo! to leave the employ of or terminate such person’s relationship with Yahoo! or (ii) interfere with the relationship between Yahoo! and any such person.

The foregoing summary of the Non-Competition Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Non-Competition Agreement, which is filed as Exhibit (e)(17) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of interclick’s Board

The Board, at a meeting duly called and held on October 31, 2011, by unanimous vote:

•	determined that the transactions contemplated by the Merger Agreement, including the Transaction, are fair to and in the best interests of interclick and its stockholders;

•	approved and declared the Merger Agreement and the transactions contemplated thereby, including the Transaction, advisable; and

•

recommended to interclick’s stockholders that they accept the Offer and tender their shares of interclick common stock in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the Board unanimously recommends that interclick’s stockholders accept the Offer and tender their shares of interclick common stock in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

A letter to interclick’s stockholders communicating the Board’s recommendation, as well as a joint press release, dated November 1, 2011, issued by interclick and Yahoo! announcing the Offer, are filed herewith as Exhibits (a)(8) and (a)(7), respectively, and are incorporated herein by reference.

(b)	Background of the Transaction

In the ordinary course of business, the Board and interclick senior management regularly review and assess various strategic alternatives available to interclick that may enhance stockholder value.

On June 15, 2011, following the filing by Discovery Group I, LLC (“Discovery”) of a Schedule 13D with the SEC disclosing that it had acquired beneficial ownership of approximately 5.5% of the then outstanding interclick common stock, and after having received a number of informal inquiries about possible strategic associations and potential acquisitions, the Board, recognizing that certain of its members had significant experience with mergers and acquisitions, formed the Special Projects Committee to facilitate the exploration of possible strategic alliance and potential acquisition opportunities by interclick and any financial advisor engaged by interclick to assist it with such exploration. The members of the Special Projects Committee were Michael Brauser, David Hills and William Wise, and Mr. Brauser was appointed to serve as the Chairman of the Special Projects Committee. From the date of its formation through October 31, 2011, which was the date that interclick, Yahoo! and the Purchaser entered into the Merger Agreement, the Special Projects Committee held telephonic meetings on a regular basis to address possible strategic alliance and potential acquisition opportunities.

On June 17, 2011, Michael Katz, Chief Executive Officer of interclick, was introduced via email to Marcus Shen, head of Corporate Development at Yahoo!. Messrs. Katz and Shen subsequently corresponded about interclick’s business and agreed to talk further after Mr. Katz returned from an industry conference in Cannes, France in about a week. Messrs. Katz and Shen further corresponded regarding the possibility of Mr. Katz meeting with members of Yahoo! management at the upcoming conference to discuss interclick’s business generally.

On June 22, 2011, Mr. Katz met with a number of Yahoo! executives at an industry conference in Cannes, France. These individuals engaged in informal discussions pertaining to current developments in interclick’s business, operations and capabilities, as well as the industry in general. The discussion was well received by all parties and it was agreed that a follow-up teleconference between Messrs. Katz and Shen was the appropriate next step to explore the potential for a strategic transaction between the two companies. Mr. Katz subsequently relayed these discussions to the Special Projects Committee.

On June 28, 2011, the Special Projects Committee contacted LUMA Partners LLC (“LUMA Partners”) to discuss its potential engagement as a financial advisor to interclick. At the time, the Special Projects Committee also had considered engaging a number of other financial advisors; however, the Special Projects Committee chose to engage LUMA Partners based on, among other things, LUMA Partners’ experience in middle market digital media company transactions and prior sell-side transaction experience working opposite Yahoo!.

On July 1, 2011, interclick retained LUMA Partners to act as financial advisor in connection with a strategic transaction involving interclick.

Also on July 1, 2011, Mr. Katz was contacted by Mr. Shen to express Yahoo!’s continued interest in investigating a potential strategic transaction with interclick. Mr. Katz reviewed for Mr. Shen his discussion in Cannes, France with the Yahoo! management team and expressed interclick’s interest in further discussions. The individuals discussed next steps for further communication, including the need for a customary non-disclosure agreement. Messrs. Katz and Shen also agreed to schedule an in-person meeting in New York City to review preliminary business due diligence at a mutually agreeable time. Mr. Katz subsequently relayed this discussion to the Special Projects Committee.

At the instruction of the Special Projects Committee, during the month of July 2011, LUMA Partners contacted a total of 12 parties on behalf of interclick, including seven financial buyers and five strategic buyers in a variety of industries, including Yahoo! and a publicly-owned media and marketing company that had executed a non-disclosure agreement with interclick in November 2010, which company is referred to as “Company A”, to solicit their interest in acquiring interclick. interclick subsequently executed non-disclosure agreements with nine of these interested parties and all nine interested parties proceeded to on-site or telephonic management presentations during the months of July 2011 and August 2011.

On July 2, 2011, Yahoo! and interclick executed a Mutual Nondisclosure Agreement governing the confidentiality and use of technical and business information to be shared between the parties in connection with their ongoing discussions regarding a potential strategic transaction. Thereafter, interclick delivered to Mr. Shen a high-level management presentation that would serve as the basis for the in-person meeting to be scheduled in New York City at a mutually agreeable time.

During the weeks of July 3, 10 and 17, 2011, members of the Yahoo! due diligence team reviewed preliminary, summary financial materials previously made available by interclick on July 2, 2011, and updated on July 21, 2011.

On July 7, 2011, at the instruction of the Special Projects Committee, LUMA Partners contacted Mr. Shen to generally discuss the prospective process and timeline for any potential exploration of a strategic transaction between Yahoo! and interclick.

On July 26, 2011, senior management of interclick hosted preliminary business, finance and product due diligence meetings with members of the Yahoo! due diligence team in New York City. On the same day, interclick provided access to additional due diligence materials to the Yahoo! due diligence team through an online data room. Mr. Shen indicated to the interclick management team that Yahoo! would commence further due diligence review and discuss the status of continued interest in any potential strategic transaction at the appropriate time.

On July 27, 2011, Yahoo! sent an initial due diligence request list to interclick senior management for certain business, finance, accounting, tax and legal information in connection with Yahoo!’s ongoing review and discussion regarding a potential strategic transaction.

On August 4 and 5, 2011, members of the Yahoo! due diligence team hosted additional meetings and discussions regarding preliminary business, finance and product due diligence with the interclick senior management team in Sunnyvale, California. Following these meetings, Mr. Shen communicated to Mr. Katz that Yahoo! would continue its due diligence review and provide additional feedback regarding follow-up diligence requests, as well as ongoing interest in a potential strategic transaction, at an appropriate time later that month.

During the course of the next several weeks, Yahoo! and its advisors continued to conduct due diligence with respect to interclick. interclick continued to make available additional preliminary due diligence materials through the online data room and, as requested by Yahoo!, the interclick senior management team participated in teleconferences with Yahoo! and its advisors to discuss due diligence matters.

On August 10, 2011, LUMA Partners contacted Mr. Shen to discuss Yahoo!’s continued interest in a potential strategic transaction. Mr. Shen communicated that Yahoo!’s review and due diligence processes were ongoing and that he would communicate Yahoo!’s proposal for ongoing discussions at the appropriate time.

On or about August 12, 2011, LUMA Partners provided the Chairman of the Special Projects Committee and Mr. Katz with an update as to the parties it had contacted regarding their potential interest in pursuing an acquisition of interclick, and informed them that, other than Yahoo! and three financial buyers, each of the parties contacted by LUMA Partners had expressed that they were no longer interested in pursuing a potential acquisition of interclick. LUMA Partners also indicated that Yahoo! intended to submit a preliminary, non-binding indication of interest to acquire interclick during the week of August 22, 2011. The three financial buyers subsequently indicated that they were no longer interested in pursuing a potential acquisition of interclick.

On August 24, 2011, Discovery amended its Schedule 13D to disclose that Discovery had increased its beneficial ownership of the then outstanding interclick common stock to approximately 9.3%. Subsequent discussions and meetings took place between Discovery and interclick that confirmed that Discovery was purchasing interclick common stock for investment purposes.

On August 26, 2011, Mr. Katz held a teleconference with Mr. Shen and additional members of the Yahoo! corporate development team. Mr. Shen conveyed that Yahoo! viewed the retention of certain members of interclick’s management team as an integral component of any potential acquisition, and that ultimately, if Yahoo! could not get comfortable with the continued post-transaction commitment of these individuals, Yahoo would not be interested in consummating a potential transaction. Mr. Shen conveyed Yahoo!’s expectation that certain employees would be requested, at the appropriate time in the future, to consider and review customary offer letters and non-compete agreements proposed by Yahoo! (each to be effective following the closing of any potential transaction). Mr. Shen also conveyed Yahoo!’s expectation that certain severance and equity compensation acceleration arrangements currently afforded to senior interclick management be reviewed and discussed at the appropriate time in the future. Mr. Shen also communicated his expectation that Yahoo! would be in a position to discuss preliminary valuation for a potential strategic transaction as early as the following week.

Also on August 26, 2011, interclick retained Greenberg Traurig, LLP as special mergers and acquisitions counsel to interclick and the Board to work with Sichenzia Ross Friedman Ference LLP, interclick’s general corporate counsel, in connection with the potential acquisition of interclick.

Over the course of the next several weeks, interclick provided additional business, finance, accounting, tax and legal due diligence information to Yahoo! and its representatives through the online data room and responded to additional due diligence inquiries from Yahoo! and its representatives with respect to such information.

On August 29, 2011, Mr. Shen participated in a teleconference with LUMA Partners to discuss timing and next steps for the potential strategic transaction process.

On August 30, 2011, Mr. Shen held a teleconference with Mr. Katz during which Mr. Shen indicated that Yahoo! was contemplating making a non-binding proposal to acquire all of the outstanding equity of interclick for an aggregate purchase price that implied an estimated per share value of approximately $7.50. Mr. Shen asked for confirmation that interclick would continue to provide additional due diligence information as requested by Yahoo! and its advisors, as this was key to refining any contemplated non-binding proposal. Mr. Shen also communicated Yahoo!’s expectation that interclick would enter into a customary period of exclusivity that would provide the parties time to negotiate and finalize any proposed transaction. Mr. Katz indicated that the preliminary valuation was not in the range he understood would be expected by the Special Projects Committee or the Board, but that he would convey the information to the Special Projects Committee, the Board and interclick’s advisors for review, along with any more formal indication of interest conveyed by Yahoo!.

Subsequently, on August 30, 2011, the Special Projects Committee held a telephonic meeting to discuss the verbal indication that interclick had received from Yahoo!. The members of the Special Projects Committee discussed that Yahoo!’s verbal indication of value was materially lower than what the members of the Special Projects Committee had expected, and that the members of the Special Projects Committee did not believe that the indicated value reflected the long-term value and prospects of interclick. The Special Projects Committee instructed LUMA Partners to convey this message to Yahoo!. The members of the Special Projects Committee also discussed whether interclick should retain an additional financial advisor to assist interclick in pursuing a higher indication of value from Yahoo! and also seeking, pursuing and evaluating any indications of interest from other potentially interested parties.

Later that same day, LUMA Partners contacted Mr. Shen to express that the preliminary valuation discussed earlier that day was below the expectation of the Special Projects Committee and the Board. Mr. Shen indicated that Yahoo! would not be increasing its current valuation, and would wait for further direction from interclick and its advisors before any additional communication. Also that day, the Chairman of the Special Projects Committee, along with Mr. Katz, contacted a member of Yahoo! senior management to express appreciation for Yahoo!’s interest in a potential strategic transaction, but also to convey that the preliminary value implied by Yahoo!’s verbal indication did not reflect the long-term value of interclick and was not acceptable to interclick.

On September 1, 2011, the Board held a telephonic meeting to further discuss the verbal indication that interclick had received two days earlier from Yahoo! and strategies for responding to Yahoo! in a manner that would lead to an improvement in Yahoo!’s indicated value for interclick, as well as the potential retention by interclick of GCA Savvian Advisors, LLC (“GCA Savvian”) to act as the lead financial advisor to interclick. Following this meeting, interclick held discussions with LUMA Partners regarding amending the LUMA Partners engagement letter to, among other things, reduce the aggregate fee payable to LUMA Partners in contemplation of the financial advisory services that GCA Savvian would be providing. interclick also held discussions with GCA Savvian regarding the terms for its potential engagement to act as lead financial advisor to interclick in connection with a potential acquisition.

On September 6, 2011, Yahoo! publicly announced the departure of its chief executive officer. After such announcement, the Chairman of the Special Projects Committee discussed with interclick’s legal and financial advisors potential implications of such announcement on Yahoo!’s potential acquisition of interclick. Also on or about September 6, 2011, the Chairman of the Special Projects Committee contacted Mr. Shen to discuss the departure of Yahoo!’s chief executive officer and to confirm Yahoo!’s continued interest in pursuing an acquisition of interclick.

On September 8, 2011, interclick amended its engagement letter with LUMA Partners to, among other things, reduce the fee payable to LUMA Partners upon the completion of a potential acquisition. interclick also engaged GCA Savvian to act as its lead financial advisor. Following interclick’s engagement of GCA Savvian, the Special Projects Committee discussed with GCA Savvian the parties that already had been contacted by LUMA Partners on behalf of interclick, as well as the recent verbal indication of interest that had been provided by Yahoo!. The Special Projects Committee instructed GCA Savvian to inform Yahoo! that the previously indicated value was not acceptable, and that, if Yahoo! desired to acquire interclick, Yahoo! would need to increase its indicated value to a value that resulted in interclick stockholders receiving at least $9.00 per share of interclick common stock. Thereafter, at the instruction of the Special Projects Committee, GCA Savvian contacted several of the parties that had been previously contacted on behalf of interclick by LUMA Partners, and also contacted an additional four parties in the media and technology industries to solicit their interest in acquiring interclick.

Also on September 8, 2011, Mr. Katz advised Mr. Shen that the Board had engaged GCA Savvian as lead financial advisor to interclick.

Later that day, GCA Savvian contacted Mr. Shen to inform him that the previously indicated transaction value was not acceptable to interclick and that Yahoo! would need to increase its proposed transaction value to at least $9.00 per share in order to continue negotiations with respect to a proposed strategic transaction.

On September 13, 2011, Yahoo! delivered to GCA Savvian a draft form of the indication of interest letter. The draft did not set forth a preliminary proposed purchase price for the potential strategic transaction, but Mr. Shen verbally indicated to GCA Savvian that Yahoo! was considering an increase to its prior preliminary indication of value, and that the revised value might potentially be as high as $9.00 per share of interclick common stock. Mr. Shen communicated that a more formal preliminary indication of interest letter would be circulated following Yahoo!’s ongoing review of certain diligence matters and the respective parties’ feedback to the other components of the draft form. The draft form contemplated: (i) an acquisition structured as an all-cash tender offer; (ii) the repayment of interclick’s outstanding debt prior to the closing of any potential transaction (and customary conduct of business covenants with respect to cash and other working capital components); (iii) waiver or amendment by unnamed specified employees of current acceleration provisions with respect to unvested interclick securities, as well as a portion of the transaction consideration to be received by such employees potentially subject to a retention “hold-back” arrangement; and (iv) the potential determination by Yahoo! to permit interclick to issue restricted stock units or pay cash bonus amounts (in an aggregate amount noted as not yet determined in the draft form), in each case to certain unnamed specified interclick employees as post-transaction retention arrangements. The form also confirmed that (i) any proposal for continuing interclick employee arrangements would be discussed and agreed at a later time and (ii) any proposed strategic transaction would remain subject to the negotiation, execution and delivery of definitive documentation and final approval of Yahoo!’s senior management and the transactions committee of its board of directors. The draft form also contemplated a proposed exclusivity arrangement that would grant exclusivity to Yahoo! with respect to negotiation and review of a potential transaction for a 45-day period.

Following receipt of Yahoo!’s draft form, on September 13, 2011, the Special Projects Committee held a telephonic meeting with GCA Savvian and interclick’s legal advisors to discuss the draft form. Following such discussion, the Special Projects Committee instructed GCA Savvian to convey to Yahoo! that (i) Yahoo! would have to increase its valuation in order to continue the process and (ii) although the Special Projects Committee and GCA Savvian were not negotiating on behalf of interclick management, any indication of interest or discussions regarding the retention of members of interclick management should take place directly with those management members and separate and apart from discussions regarding the per share price to be received by interclick stockholders and after a mutually agreeable per share purchase price had been negotiated.

On September 14, 2011, GCA Savvian contacted Mr. Shen to communicate that interclick remained interested in a potential strategic transaction with Yahoo!, but that Yahoo!’s valuation would have to be increased from $7.50 to at least $9.00 per share in an executed written indication of interest in order to continue the process. GCA Savvian and Mr. Shen discussed Yahoo!’s continuing view that the retention of certain members of interclick’s management team was an integral component of any potential acquisition, and that ultimately, if Yahoo! could not get comfortable with the continued post-transaction commitment of these individuals, Yahoo! would not be interested in consummating a potential transaction. GCA Savvian indicated to Mr. Shen that, although GCA Savvian was not acting on behalf of any member of interclick management, that it understood that interclick management would be expecting meaningful retention payments and equity incentives in connection with post-transaction retention. Mr. Shen communicated that Yahoo! would continue to review the proposed transaction, including plans for post-transaction retention, and respond in due course if there was reason to continue negotiations at any increased valuation.

Also on September 14, 2011, Company A contacted interclick to indicate that Company A would be interested in moving forward with discussions regarding a potential acquisition of interclick. Company A previously had met with interclick’s management in November 2010, and then again in July 2011, but those discussions had not resulted in any offer to acquire interclick or indication of price.

On September 15, 2011, GCA Savvian, on behalf of interclick, had a teleconference with Company A. GCA Savvian indicated that interclick currently was in advanced discussions with another potential buyer and that Company A would need to submit an indication of interest as expeditiously as possible. Company A discussed with GCA Savvian its preliminary views on valuation multiples that could imply values per share in the $10.00 to $11.00 range, which views were formed without the benefit of, and were subject to, due diligence involving key areas of interclick’s operations. Company A also conveyed that it would require financing to complete an acquisition of interclick within that value range. GCA Savvian expressed that an offer at such implied value likely would be competitive, assuming Company A was prepared to move expeditiously.

On September 16, 2011, Mr. Shen, on behalf of Yahoo!, provided GCA Savvian a letter addressed to the Special Projects Committee confirming Yahoo!’s preliminary non-binding indication of interest with respect to an acquisition of all outstanding capital stock of interclick for $9.00 per share in cash, substantially on the same terms as outlined in the draft letter provided on September 13, 2011 (and including a clarification that the proposed value of any potential retention pool would not exceed $10 million in the aggregate). Although the letter was unexecuted, Mr. Shen communicated to GCA Savvian that interclick should treat and respond to the indication of interest as if it had been executed. Yahoo! also provided a proposed form of exclusivity agreement that would grant exclusivity to Yahoo! with respect to negotiation and review of a potential transaction for a 45-day period.

Later in the day on September 16, 2011, the Special Projects Committee held a telephonic meeting with GCA Savvian and interclick’s legal advisors. At this meeting, the members of the Special Projects Committee discussed the interest that had been expressed by Company A and, taking into account Company A’s highly preliminary and conditional views on valuation, various strategies for seeking to increase the $9.00 per share price indicated by Yahoo! while at the same time allowing Company A to commence due diligence and formulate a more definitive view on value, recognizing that, given, among other things, interclick’s previous history with Company A and Company A’s need to obtain financing to complete an acquisition of interclick, Company A might not be able to provide a competitive bid. The Special Projects Committee further discussed that, with recent management changes at Yahoo! and rumors that Yahoo! was having discussions with various interested parties regarding a material transaction, there was a significant risk that Yahoo! could terminate discussions with interclick regarding a potential acquisition at any time. At the conclusion of the meeting, the Special Projects Committee instructed GCA Savvian to request that Yahoo! increase its indicated price per share.

Following the meeting, on September 16, 2011, GCA Savvian conveyed the foregoing message to Yahoo!, indicating that interclick had been involved in discussions with another potential buyer that had indicated a potentially higher value and requesting that Yahoo! submit an executed indication of interest increasing its price. GCA Savvian also again requested that any discussions regarding the retention of key members of interclick management take place after a mutually agreeable price per share had been negotiated. In response, Yahoo! expressed that it would not increase its per share price above $9.00.

On September 17, 2011, interclick provided Company A with access to interclick’s virtual data room.

On September 19, 2011, the Board held a telephonic meeting to discuss Yahoo!’s indication of interest. GCA Savvian reviewed with the Board its preliminary financial analysis of Yahoo!’s indicated price of $9.00 per share of interclick common stock, and the Board discussed different strategies to negotiate with Yahoo! for a higher price and better terms and also to encourage Company A to complete its due diligence as expeditiously as possible and deliver an indication of interest that provided the Board with more comfort regarding Company A’s ability to obtain requisite financing and complete an acquisition.

Later in the day on September 19, 2011, GCA Savvian communicated comments to Mr. Shen regarding Yahoo!’s proposed non-binding indication of interest and proposed exclusivity letter. Although interclick remained interested in continuing to review a potential strategic transaction, interclick was willing to provide an exclusivity period for any Yahoo! review and negotiation of a potential transaction of only 15 days. Also on that day, interclick’s legal advisors communicated with Latham & Watkins LLP (“Latham”), Yahoo!’s corporate counsel, regarding interclick feedback to the Yahoo! preliminary non-binding indication of interest. Interclick’s legal advisors confirmed interclick’s position with respect to a 15 day exclusivity period and the request that any more detailed discussion regarding management retention be postponed until a later stage in the proposed strategic transaction process.

On September 21, 2011, Company A attended a management presentation and due diligence meeting at GCA Savvian’s offices in New York City.

On September 22, 2011, Company A contacted GCA Savvian to provide an update with respect to the status of its initial proposal, indicating that, although it still had a substantial amount of due diligence to perform, it was working to send a written indication of interest to interclick later in the day and had been having discussions with its lead financing source as to its willingness to provide funding for Company A’s acquisition of interclick. Subsequently, Company A submitted a preliminary, non-binding and unexecuted indication of interest with an aggregate purchase price for interclick that implied a value per share of interclick common stock that was under $9.00.

On September 23, 2011, the Chairman of the Special Projects Committee had a teleconference with GCA Savvian and interclick’s legal advisors to discuss the status of the Yahoo! and Company A indications of interest. GCA Savvian reported that Yahoo! had communicated to it that Yahoo! continued to be very interested in acquiring interclick but was concerned that it would not be able to offer a package of retention incentives that would provide sufficient motivation for key members of interclick’s management to continue to work for Yahoo! post-acquisition, and that Yahoo! had again reiterated that it was not interested in acquiring interclick unless it had a high degree of certainty that key members of interclick’s management team would continue as Yahoo! employees post-acquisition. GCA Savvian outlined the two approaches Yahoo! was considering in order to create that incentive that had been previewed in Yahoo!’s draft indication of interest: (i) Yahoo! would impose a “hold back” on the proceeds that interclick’s management would receive as a result of Yahoo!’s acquisition of interclick such that some of those proceeds would be deferred until some time after the closing of the acquisition and (ii) key members of interclick’s management would agree to waive acceleration of the options that would otherwise occur as a result of the closing of the acquisition. GCA Savvian also updated the Chairman of the Special Projects Committee regarding the status of Company A’s indication of interest.

Also on September 23, 2011, GCA Savvian contacted Company A to seek clarification of certain aspects of its preliminary indication of interest. GCA Savvian expressed, on behalf of interclick, its disappointment that the value per share implied by the indication was significantly lower than the implied value range previously discussed with Company A. GCA Savvian conveyed to Company A again that interclick was in advanced discussions with another potential buyer that was at a higher value per share and did not require financing to complete an acquisition and that, to remain competitive, Company A would have to resubmit its indication of interest with a value per share that was above $9.00, with a shortened exclusivity and due diligence period, and that was as unconditional as possible and provided the Board with greater certainty regarding Company A’s ability to obtain financing and complete the acquisition. Company A responded that it was continuing to hold discussions with its lead financing source, and that it was considering shortening the period of exclusivity it needed to compete its due diligence on interclick from 120 days to 60 days, but that it would not be able to complete due diligence in less than 60 days.

Also on September 23, 2011, GCA Savvian contacted Mr. Shen to communicate that interclick was unwilling to pursue discussions that were predicated on a “hold-back” on the proceeds that interclick management would receive as a result of any Yahoo! transaction, or interclick’s senior management team agreeing to defer or waive existing contractual rights upon a change of control. Later that day, Mr. Shen contacted GCA Savvian to discuss different approaches regarding interclick’s senior management team that would provide assurance to Yahoo! that the management team would continue to work for interclick following a potential acquisition.

On September 28, 2011, Company A submitted a revised indication of interest to acquire interclick at a price per share of interclick common stock of $9.82. The indication of interest, however, remained subject to significant conditions notwithstanding GCA Savvian’s guidance that its letter should be as unconditional as possible. In particular, Company A’s letter indicated that any acquisition remained subject to approval by Company A’s board of directors and was conditioned upon Company A’s ability to raise financing, and that Company A would require 45 days to complete its due diligence review of interclick and interclick’s agreement to enter into exclusive discussions with Company A for 120 days.

On September 28, 2011, GCA Savvian contacted Mr. Shen to inform him that a third party had submitted an indication of interest with respect to a potential strategic transaction with interclick, and that the potential valuation being offered by the third party was higher than that being offered by Yahoo!. GCA Savvian communicated to Mr. Shen that Yahoo! would need to increase its proposed valuation in order to be competitive with the other potential bidder. With respect to ongoing review of management retention matters, Mr. Shen communicated that Yahoo! would not continue to request that any portion of per share transaction consideration received by management be subject to a retention “hold-back,” but that it remained a Yahoo! expectation that certain key management (to be identified) would waive current acceleration arrangements with respect to unvested interclick securities. Mr. Shen also confirmed that Yahoo! was not willing to increase its offer price above $9.00 per share or to proceed with any further discussions or negotiations with interclick unless Yahoo! were granted exclusivity for at least 30 days.

Later in the day on September 28, 2011, GCA Savvian had a discussion with the lead financing source for Company A. During such discussion, Company A’s leading financing source indicated that it would not be relying upon interclick’s cash flows in order to support financing for the transaction, but also shared with GCA Savvian the due diligence that it needed to complete in order to move forward with a financing proposal to Company A.

On September 30, 2011, following a series of meetings and discussions involving the Special Projects Committee, and further discussions between GCA Savvian and Yahoo!, Mr. Shen, on behalf of Yahoo!, again provided GCA Savvian a written confirmation regarding Yahoo!’s preliminary non-binding proposed purchase price of $9.00 per share in cash. The preliminary non-binding indication of interest also confirmed that (i) Yahoo! would continue to review potential retention arrangements for employees generally (and no more detailed arrangements were described or requested) and (ii) any proposal for continuing interclick employee arrangements would be discussed and agreed at a later time. Mr. Shen also provided an updated form of exclusivity letter which provided for a 30-day exclusivity period.

On or about September 30, 2011, GCA Savvian contacted Mr. Shen to reiterate the request that Yahoo! increase its previous preliminary per share valuation proposal. It was again communicated to Mr. Shen that Yahoo! would need to increase its proposed valuation in order to be competitive with the other potential bidder that had submitted an alternative indication of interest at a higher proposed valuation.

On October 1, 2011, the Special Projects Committee held a telephonic meeting to discuss the latest indication of interest from Yahoo! as well as the status of discussions with Company A. The Special Projects Committee noted that although Company A’s indication was at a higher price per share than the price per share offered by Yahoo!, Company A had indicated that it had a significant amount of due diligence left to perform, there remained significant conditionality to Company A’s indication, and, based on the latest feedback received from Yahoo!, there was a significant risk that if interclick did not promptly enter into exclusive negotiations with Yahoo!, Yahoo! would discontinue discussions. The Special Projects Committee also considered that if interclick pursued discussions with Company A and interclick was unable to reach agreement on definitive terms with Company A, interclick could wind up with no transaction after having incurred significant costs and expenses that potentially would be very damaging to its financial results and reputation.

Later in the day on October 1, 2011, the Chairman of the Special Projects Committee had a teleconference with GCA Savvian and interclick’s legal advisors to discuss the concerns that had been raised by members of the Special Projects Committee and suggested that interclick seek to grant exclusivity for a period of only 10 days commencing on the date that Yahoo! delivered to interclick an initial draft of a definitive acquisition agreement, provided that Yahoo! delivered such a draft within the next several days.

On October 2, 2011, Mr. Shen contacted GCA Savvian to reiterate that Yahoo! was not prepared to increase its preliminary indication of interest above $9.00 per share, and that Mr. Shen would not continue discussions with interclick unless interclick was prepared to grant exclusivity to Yahoo! by the end of that evening.

On the evening of October 2, 2011, the Special Projects Committee held a telephonic meeting with GCA Savvian and its legal advisors. The Company’s legal advisors reviewed with the members of the Special Projects Committee the fiduciary duties of directors in considering a potential sale of interclick, noting that the Board had not yet made a determination to sell interclick. During the meeting, the members of the Special Projects Committee discussed the process that had been undertaken by LUMA Partners and GCA Savvian to solicit parties that might have an interest in making a proposal to acquire interclick. GCA Savvian reviewed with the Special Projects Committee that LUMA Partners had contacted 12 parties, GCA Savvian re-contacted several of those parties and also had contacted an additional four parties, and none of those parties had expressed an interest in pursuing discussions. GCA Savvian further indicated, and the members of the Special Projects Committee agreed, that there was no company that it thought was a likely buyer for interclick that had not been contacted. GCA Savvian then reviewed with the Special Projects Committee the current status of discussions with Company A, including the 45-day period that Company A needed to complete its due diligence and Company’s A’s request for a 120-day exclusivity period, the discussions that had taken place with Company A’s financing source, and the potential execution risks of pursuing a transaction with Company A, including risks related to the then current conditions in the financing markets. GCA Savvian also provided the Special Projects Committee with an update on current discussions with Yahoo!, including that Yahoo! was unwilling to increase its price above $9.00 per share and that Yahoo! indicated that it would discontinue discussions with interclick unless interclick entered into exclusive discussions with Yahoo! that day. The members of the Special Projects Committee then considered, among other things, that it was highly unlikely that interclick could use Company A’s indication to obtain either a higher price or better terms from Yahoo!, and that if interclick did enter into exclusive discussions with Yahoo! that resulted in interclick entering into a definitive agreement to be acquired by Yahoo!, Company A and other parties would still have an opportunity to make a competing offer to acquire interclick in accordance with the terms of any such definitive agreement, and that although interclick was a small reporting company, entering into a definitive agreement to be acquired by Yahoo! would likely attract a lot of attention to interclick in light of the intense press coverage of Yahoo!.

On October 3, 2011, GCA Savvian contacted Company A to let it know that unless Company A could imminently provide a firmer offer with less conditionality and a commitment to proceed as expeditiously as possible, interclick would likely be entering into a period of exclusive negotiations with another party regarding a potential acquisition of interclick. In response, Company A conveyed that interclick should move forward without Company A, and that Company A would wait and see whether interclick announced a transaction with another party and would determine how to proceed at that time.

On October 3, 2011, Mr. Shen, on behalf of Yahoo!, provided GCA Savvian a written confirmation addressed to the Special Projects Committee of the Board regarding Yahoo!’s preliminary non-binding proposed purchase price of $9.00 per share in cash. Mr. Shen also provided an updated form of exclusivity letter which provided for a 20-day exclusivity period expiring at 11:59 p.m. EST on October 23, 2011. interclick agreed to this proposed exclusivity period and executed the form of exclusivity agreement as proposed by Yahoo! (the “Exclusivity Agreement”).

Over the course of the next several weeks, interclick provided additional business, finance, accounting and legal due diligence information to Yahoo! and its representatives and responded to additional written and telephonic inquiries from Yahoo! and its legal advisors with respect to due diligence matters.

On October 4, 2011, at Yahoo!’s request, Latham provided to interclick’s legal advisors an initial draft of the Merger Agreement. The draft agreement contemplated that the acquisition of interclick would be structured as a tender offer by Yahoo! followed by a second step merger to acquire all shares not tendered in the tender offer. The Merger Agreement also contemplated that interclick would be obligated to pay Yahoo! a termination fee in the amount of 3.75% of the equity value of the transaction plus expenses upon the termination of the agreement in certain circumstances, including in the event that interclick terminated the Merger Agreement in order to accept a superior proposal from another party. In addition, the Merger Agreement contemplated that all of interclick’s directors and officers would be required to enter into tender and support agreements committing them to tender their interclick common stock into the tender offer.

On October 5, 2011, the Special Projects Committee held a telephonic meeting with interclick’s legal advisors to discuss the preliminary draft of the Merger Agreement.

On October 6, 2011, at the request of interclick, interclick’s legal advisors provided comments to the Merger Agreement to Latham containing revisions proposed on behalf of interclick. Over the next several days, the parties negotiated the terms of the Merger Agreement.

On October 10, 2011, at Yahoo!’s request, Latham distributed to interclick’s legal advisors the form of Tender and Support Agreement that Yahoo! would expect to be executed by interclick’s directors and executive officers in connection with the potential acquisition.

On October 13, 2011, at the mutual request of interclick and Yahoo!, interclick’s and Yahoo!’s respective legal advisors and held preliminary discussions regarding open issues in the respective drafts of the proposed Merger Agreement, as well as the status of ongoing due diligence and timing with respect to the potential acquisition.

On October 14, 2011, at Yahoo!’s request, Latham distributed to interclick’s legal advisors the form of Non-Competition Agreement that Yahoo! would expect certain designated unidentified senior employees to execute in connection with the potential acquisition. Also on October 14, 2011, at interclick’s request, interclick’s legal advisors distributed a preliminary draft of the disclosure schedules to the Merger Agreement to Yahoo!’s legal advisors.

For the next several days, interclick’s and Yahoo!’s respective legal advisors held numerous teleconferences in order to discuss disclosure schedules and open due diligence matters.

On October 15, 2011, at Yahoo!’s request, Latham distributed a revised draft of the proposed Merger Agreement to interclick’s legal advisors. Over the course of the next two weeks, at the request of interclick and Yahoo!, interclick’s and Yahoo!’s respective legal advisors continued to negotiate key open terms and exchange drafts of the Merger Agreement, disclosure schedules, ancillary agreements and other transaction materials. The material open issues discussed related to potential employee arrangements (not yet formally proposed), deal protection and termination rights (including termination fee), covenants and closing conditions with respect to regulatory matters, the definition of “Company Material Adverse Effect,” conduct of business covenants and representations and warranties.

On October 17, 2011, Latham communicated to interclick’s legal advisors a proposed list of eight key interclick employees (“Key Employees”) to whom Yahoo! would anticipate extending offer letters in connection with the proposed transaction, and with whom Yahoo! would expect to enter into Non-Competition Agreements in the form previously provided (each such offer letter and agreement to be effective following the closing of the proposed transaction). The Key Employees included: Mr. Katz; Mr. Andrew Katz; Mr. Jason Lynn; Mr. David Myers; Michael Marvul, Senior Vice President of Sales; Andrew Greenberg, Vice President of Business Development; Jake Dell’Aquila, Senior Director, Business Development; and Joseph Blodgett, Technical Lead, Ad Trafficking. Latham also confirmed to interclick’s legal advisors that Yahoo! would expect certain members of interclick senior management to waive certain severance and equity compensation acceleration provisions applicable to current interclick employee arrangements (in a form to be more fully discussed at a later date). Also on October 17, 2011, representatives of Yahoo!, interclick and their respective legal advisors conducted a teleconference to discuss open issues with respect to the Merger Agreement.

On October 19, 2011, the Board held a telephonic meeting with GCA Savvian and interclick’s legal advisors. GCA Savvian and the legal advisors updated the Board on the discussions with Yahoo! and the open issues in the Merger Agreement and Yahoo!’s due diligence review of interclick, including the amount of the termination fee, the conditions to the tender offer, and whether the term of the Merger Agreement should be extended if the requisite antitrust approvals had not been obtained within six months from the date of the Merger Agreement. In order to permit further discussions with Yahoo!, the Board authorized the Chairman of the Special Projects Committee to extend exclusivity for up to an additional 10 days.

On October 20 and 21, 2011, at Yahoo!’s request, Latham distributed to interclick’s legal advisors (i) the proposed form of employment offer letters for each Key Employee (to be effective following the closing of the proposed transaction) and (ii) the proposed form of Acknowledgement and Waiver Agreement (to be entered into with interclick) for each of Mr. Katz, Mr. Andrew Katz, Mr. Lynn and Mr. Myers with respect to certain severance and equity compensation acceleration provisions applicable to each such employee pursuant to current arrangements with interclick, in each case subject to the understanding that none of interclick’s employees was being asked to execute the letters at that time.

On October 22, 2011, at Yahoo!’s request, Latham distributed a revised draft of the proposed Merger Agreement to interclick’s legal advisors, updated to reflect negotiations among the parties and additional review by Yahoo!. Later that day, representatives of Yahoo!, interclick and their respective legal advisors conducted a teleconference to discuss and negotiate open issues with respect to the draft Merger Agreement, employee arrangements, disclosure schedules and certain ancillary agreements to be delivered in connection with the proposed Merger Agreement (including the Support Agreements). Over the next several days, the parties continued to negotiate the terms of the Merger Agreement and ancillary agreements and documents.

From October 22, 2011 through October 29, 2011, Mr. Shen participated in numerous teleconferences with each of the Chairman of the Special Projects Committee and Mr. Katz regarding the Yahoo! proposals for the Key Employees, and in particular the proposed forms of Acknowledgement and Waiver Agreement for each of Mr. Andrew Katz, Mr. Lynn and Mr. Myers and the related waiver of “single trigger” acceleration with respect to certain severance and equity compensation provisions applicable to each such employee. On October 24, 2011, Mr. Shen made individual telephone calls to each of Mr. Andrew Katz, Mr. Lynn and Mr. Myers to explain the rationale for each requested waiver.

On October 23, 2011, Yahoo! and interclick executed an amendment to the Exclusivity Agreement in order to extend the exclusivity period previously agreed upon until 11:59 p.m. PST on October 27, 2011.

On October 24, 2011, and for the following few days thereafter, representatives from Yahoo!, interclick and their respective advisors engaged in discussions and negotiations with respect to interclick’s proposed appointment of Keith Kaplan as interclick’s President and Chief Revenue Officer, as well as his related employment agreement and benefits arrangements (including proposed revisions thereto).

On October 24 and 25, 2011, the Chairman of the Special Projects Committee, as directed by the Special Projects Committee, GCA Savvian and interclick’s legal advisors had a teleconference with Yahoo! and Latham to negotiate the major open issues in the Merger Agreement, including certain conditions to closing and termination rights, the definition of “Company Material Adverse Effect,” the timing of the “Outside Date” and potential extensions thereto and the amount of the termination fee and expense reimbursement. interclick and Yahoo! agreed that the termination fee would be $9 million (3.4% of the equity value of the transaction calculated using the treasury stock method), but that interclick would not be required to pay or reimburse Yahoo! for any of its expenses upon termination of the Merger Agreement in circumstances that the termination fee is payable, and that Yahoo! would be required to extend the tender offer on one or more occasions through April 30, 2012, subject to two 30-calendar day extensions should certain specified conditions not be satisfied.

Between October 24, 2011 and October 31, 2011, representatives of Yahoo!, interclick and their respective legal advisors conducted numerous teleconferences in order to discuss and negotiate open issues with respect to the Merger Agreement, employee arrangements, other ancillary agreements, disclosure schedules and proposed transaction timing. Mr. Shen and other members of the corporate development team at Yahoo! continued to emphasize to interclick representatives the importance of completion of due diligence and production of all requested due diligence materials.

On October 25 and 27, 2011, at Yahoo!’s request, Latham distributed to interclick’s legal advisors updates to the previously proposed forms of Acknowledgement and Waiver Agreement to be entered into by interclick and each of Mr. Andrew Katz, Mr. Lynn and Mr. Meyers, subject to the understanding that none of interclick’s employees was being asked to execute the letters at that time. interclick’s legal advisors forwarded these letters to the members of the Special Projects Committee and to interclick’s senior management team.

On October 27, 2011, at Yahoo!’s request, Latham provided an updated draft of the Merger Agreement containing revisions proposed on behalf of Yahoo!. Over the next several days, the parties continued to negotiate the terms of the Merger Agreement.

On October 27, 2011, Yahoo! and interclick executed an amendment to the Exclusivity Agreement in order to extend the exclusivity period previously agreed upon until 11:59 p.m. PST on October 30, 2011.

On October 30, 2011, at a meeting of the Board, the Chairman of the Special Projects Committee and interclick’s legal advisors updated the Board on the status of the negotiations with Yahoo!, including with respect to the Merger Agreement as well as with respect to employee and other related arrangements between Yahoo! and interclick’s senior executive team. GCA Savvian then reviewed with members of the Board its financial analysis of the $9.00 per share consideration. interclick’s legal advisors then reviewed with the Board the terms of the Merger Agreement, and also reviewed with the Board their fiduciary duties in connection with the sale of interclick, including various factors that each Board member may wish to consider before approving the proposed transaction. Following discussion and deliberation, the Board agreed to extend the exclusivity period until November 1, 2011 at 9:30 a.m. EST.

Later that day, Yahoo! and interclick executed an amendment to the Exclusivity Agreement in order to extend the exclusivity period previously agreed upon until 9:30 a.m. EST on November 1, 2011.

During the day and continuing through the evening of October 31, 2011, interclick and Yahoo!, acting through their respective legal advisors, negotiated the remaining terms of the Merger Agreement, and Yahoo! finalized employment and other related arrangements with the senior management team of interclick. After further discussions, Yahoo! provided a final draft for execution on October 31, 2011.

On October 31, 2011, at a meeting of the Board, interclick’s legal advisors reviewed with the Board the resolution of the remaining open issues in the Merger Agreement that had been noted as unresolved as of the last Board meeting. The Board then reviewed and discussed the process that had been undertaken leading to exclusive negotiations with Yahoo! and the negotiation of the Merger Agreement with Yahoo!, as well as the indication of interest that had been expressed by Company A. GCA Savvian then rendered to the Board its opinion dated October 31, 2011, to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth therein, the consideration of $9.00 per share of interclick common stock to be received in the Offer and the Merger, taken together, by holders of shares of interclick common stock was fair, from a financial point of view, to such holders. After further deliberation and discussion, the Board unanimously (i) determined that interclick should be sold based upon the terms set forth in the Merger Agreement, (ii) adopted and approved the Merger Agreement, (iii) resolved that the terms of the Merger Agreement, the Offer, the Merger and any other transactions contemplated by the Merger Agreement were advisable and fair to, and in the best interests of, interclick and its stockholders, (iv) resolved that the Merger Agreement be submitted to interclick’s stockholders for adoption, if applicable, as soon as practicable after the consummation of the Offer, (v) resolved that the Board would recommend that the interclick stockholders accept the Offer and tender their shares of interclick common stock in the Offer and, to the extent required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, and (vi) authorized management to finalize and execute the Merger Agreement.

On October 31, 2011, Yahoo!, the Purchaser and interclick entered into the Merger Agreement, as well as, along with other relevant parties, employee offer letters and Non-Competition Agreements with the Key Employees and a Tender and Support Agreement with each director and executive officer of interclick. interclick also entered into Acknowledgement and Waiver Agreements with each of Mr. Katz, Mr. Andrew Katz, Mr. Lynn and Mr. Myers, as well as an employment agreement with Mr. Kaplan.

The transaction was announced pursuant to a joint press release issued by Yahoo! and interclick prior to market open on November 1, 2011.

On November 15, 2011, the Purchaser commenced the Offer.

(c)	Reasons for the Transaction and Recommendation of the Board

Reasons for the Transaction and Recommendation of the Board

In evaluating the Transaction, the Board consulted with senior management and its legal and financial advisors and, in reaching its determination (i) to approve the Merger Agreement and the transactions contemplated by the Merger Agreement and (ii) to recommend to interclick stockholders that they accept the Offer and tender their shares of interclick common stock in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, the Board considered the following material factors and benefits of the Transaction:

•

General Business and Financial Condition; Prospects of interclick. The Board considered its familiarity with the business, operations, prospects, business strategy, strategic alternatives, properties, assets and financial condition of interclick, and the certainty of realizing in cash a compelling value for the interclick common stock in the Offer compared to the risks and uncertainties associated with remaining independent (including, among others, the risk factors set forth in interclick’s Annual Report on Form 10-K for the period ended December 31, 2010 and other matters as listed in the bullet point below) and pursuing interclick’s strategic plan in a highly competitive industry and a volatile and unpredictable financial and regulatory environment.

•

Risks of Remaining Independent. The Board considered its assessment, after discussions with interclick’s management and legal and financial advisors, of the risks of remaining an independent company and pursuing interclick’s strategic plan, including risks relating to:

•	increasing competition in the online advertising business;

•	uncertainty related to future regulation of the Internet;

•	maintaining and protecting interclick’s intellectual property rights;

•	the extraordinary volatility of the credit and equity capital markets in recent years; and

•	interclick’s ability to successfully launch new service offerings and to obtain favorable pricing terms with respect thereto.

•

Available Alternatives; Results of Discussions with Third Parties. The Board considered its review of the possible alternatives to the acquisition by Yahoo! (including the possibility of being acquired by another company or continuing to operate interclick as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to the interclick stockholders of these alternatives and the timing and the likelihood of accomplishing such alternatives, as well as the Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for interclick to create greater value for interclick’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Board also considered the results of the process that the Board had conducted (including the activities of the Special Projects Committee), with the assistance of interclick’s management and its financial and legal advisors, to evaluate strategic alternatives and the results of discussions with third parties (including Company A) regarding business combinations and change of control transactions, in addition to the ability of such third parties and other potential bidders to make, and the likelihood that such persons would make, a superior proposal to acquire interclick.

With regard to the discussions with Company A, the Board considered that although Company A had at one point during the process indicated a price per share that was higher than Offer Price, there were many risks related to Company A’s proposal, including:

•

the risk that Company A’s higher indicated price per share could be reduced given that at the time Company A provided its indication, it had only begun its due diligence review of interclick and still had a substantial amount of business, legal, financial, technology, privacy and operational due diligence to perform and complete;

•

the risk that Company A would not be able to consummate an acquisition of interclick given that any acquisition would be conditioned on Company A’s ability to obtain financing during a time of extraordinary volatility in the financing markets;

•	the risk that Company A might not follow through on its interest in acquiring interclick; and

•

the risk that Yahoo! would terminate discussions with interclick if interclick continued to pursue a potential transaction with Company A, given Yahoo!’s insistence that interclick enter into exclusive negotiations as a condition to continuing discussions.

•

Premium to Market Price. The Board considered its review of the historical market prices, volatility and trading information with respect to interclick common stock. Specifically, the Board noted that the $9.00 Offer Price represents a premium of:

•	20.5% over the closing price of the interclick common stock on October 28, 2011, the last trading day prior to the announcement of the Offer and the Merger;

•	23.0% over the 5-day volume weighted average closing price of the interclick common stock on October 28, 2011; and

•	40.6% over the 30-day volume weighted average closing price of the interclick common stock on October 28, 2011.

•

Negotiations with Yahoo!; No Financing Condition. The Board considered the course of negotiations between interclick and Yahoo!, which resulted in a substantial increase in the price per share of interclick common stock initially offered by Yahoo!, and improvements to the terms of the Merger Agreement in connection with those negotiations, including, without limitation, Yahoo!’s agreement to reduce the proposed termination fee from 3.75% to 3.4% (calculated on an equity value basis using the treasury stock method) and the Board’s belief, based on these negotiations, that this was the best price per share of interclick common stock that Yahoo! was willing to pay and that the terms negotiated were the most favorable terms for interclick to which Yahoo! was willing to agree.

•

Likelihood of Completion. The Board considered that the Transaction likely would be completed based on, among other things, the absence of a financing condition, Yahoo!’s representation, and the Board’s knowledge, that Yahoo! had sufficient financial resources to pay the aggregate Offer Price and to consummate the Transaction, the limited number of conditions to the Transaction, and Yahoo!’s extensive prior experience in completing acquisitions of other companies.

•

Opinion of GCA Savvian. The Board considered the opinion of GCA Savvian, dated October 31, 2011, rendered to the Board that, as of the date of the opinion, and based upon and subject to the assumptions made, procedures followed, factors considered, and limitations on the review undertaken as set forth therein, the Offer Price to be received by the holders of interclick common stock pursuant to the Transaction, taken together, was fair to such holders from a financial point of view. The Board also considered the financial analyses presented by GCA Savvian to the Board in connection with its rendering of its opinion to the Board.

•

Certainty of Value of Cash Consideration. The Board considered that the Offer and the Merger provides interclick stockholders with $9.00 per share of interclick common stock in all-cash consideration in exchange for their interclick common stock, thereby eliminating any uncertainties in valuing such cash consideration to be received by interclick stockholders and providing interclick stockholders with immediate liquidity.

•

Advantages of Structuring the Transaction as a Tender Offer. The Board considered the advantages of structuring the Transaction as a tender offer for all shares of interclick common stock, which should allow interclick stockholders to receive the aggregate Offer Price in a relatively short time frame, followed by the Merger in which interclick stockholders (other than those who properly perfect their appraisal rights under the DGCL) will receive the same consideration as received by stockholders who tender their interclick common stock in the Offer.

•

Regulatory Approvals. The Board considered that the only material regulatory filing that will be required to consummate the Transaction is the filing of a Premerger Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•

Reasonableness of Termination Fee. The Board considered that the termination fee of $9 million (or approximately 3.4% of the equity value of interclick using the treasury stock method), payable by interclick to Yahoo! if the Merger Agreement is terminated under the circumstances contemplated by the Merger Agreement, is not unreasonable, was comparable to termination fees in transactions of a similar size, likely would not deter competing bids, and likely would not be required to be paid unless interclick entered into or intended to enter into a transaction that is more favorable to interclick stockholders than the Transaction. The Board also considered that, subject to certain limited exceptions as set forth in the Merger Agreement, interclick is not obligated to pay or to reimburse Yahoo!, the Purchaser or any of their affiliates for any of their costs or expenses upon termination of the Merger Agreement in circumstances that the termination fee is payable, and also that the termination fee, if payable, would serve as Yahoo!’s and the Purchaser’s sole and exclusive remedy for damages.

•	Terms and Conditions of the Merger Agreement. The Board considered the financial and other terms and conditions of the Merger Agreement and the Transaction, including, but not limited to:

•

the number and nature of the conditions to Yahoo!’s and the Purchaser’s obligations to consummate the Transaction were the product of arms-length negotiations among the parties and were designed to provide more certainty that the Transaction would ultimately be consummated on a timely basis;

•

the Merger Agreement provides for a prompt cash tender offer for all shares of interclick common stock to be followed by a Merger for the same consideration, thereby enabling interclick stockholders, at the earliest possible time, to obtain the benefits of the Transaction in exchange for their shares of interclick common stock;

•

the Merger Agreement provides that, under certain circumstances, the Purchaser would be required to extend the Offer beyond the initial 20 business day period if certain conditions to the consummation of the Offer are not satisfied as of the end of such period and that the Purchaser may elect, other than in certain limited circumstances, to provide “subsequent offering periods” pursuant to Rule 14d-11 of the Exchange Act;

•	the material terms of the Merger Agreement, taken as a whole, were as favorable as, or, in some cases, more favorable than, those generally found in comparable acquisition transactions;

•

the definition of “Company Material Adverse Effect” in the Merger Agreement and the various exceptions and exclusions thereto and the effect thereof increased the likelihood that the Transaction would be consummated;

•

subject to compliance with the terms and conditions of the Merger Agreement, interclick is permitted to furnish information to any third party that makes an unsolicited, bona fide proposal that constitutes or may reasonably be expected to lead to a “Superior Proposal” (as such term is defined in the Merger Agreement), subject to, among other things, interclick entering into a confidentiality agreement with such third party on terms that are no less favorable in the aggregate to interclick than those contained in the Mutual Non-Disclosure Agreement between interclick and Yahoo! (which does not contain a standstill provision);

•

subject to compliance with the terms and conditions of the Merger Agreement, interclick is permitted to participate in discussions and negotiations with any third party that makes an unsolicited, bona fide, written takeover proposal that constitutes or may reasonably be expected to constitute a “Superior Proposal” (as such term is defined in the Merger Agreement);

•

subject to compliance with the terms and conditions of the Merger Agreement, the ability of the Board, under certain circumstances, to withdraw, modify or change the Board’s recommendation to interclick stockholders that they accept the Offer, and tender their shares of interclick common stock to Purchaser pursuant to the Offer, and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement, and that the Board may terminate the Merger Agreement under certain circumstances, subject to the payment of a termination fee of $9 million from interclick to Yahoo!, and the reasonableness of such provisions in light of, among other things, the benefits of the Transaction to interclick stockholders and the typical range and size of such fees in similar transactions;

•

the provisions of the Merger Agreement allowing each party to terminate the Merger Agreement if shares of interclick common stock have not been accepted for payment by the Purchaser prior to April 30, 2012, subject to extension as set forth in the Merger Agreement;

•

the availability of appraisal rights with respect to the Merger, which would give stockholders that properly perfected their appraisal rights the ability to seek and be paid a judicially determined “fair value” of their shares of interclick common stock at the completion of the Merger; and

•

the Merger Agreement provides each party the right to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement in the Delaware courts.

•	Reasonableness of Tender and Support Agreements. The Board considered the terms of the Tender and Support Agreements to be entered into by Yahoo! and the directors and executive officers of interclick and determined that such terms were not unreasonable and likely would not preclude interclick from accepting a “Superior Proposal” (as such term is defined in the Merger Agreement), taking into account that such Tender and Support Agreements would terminate upon termination of the Merger Agreement.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors with respect to the Transaction, including:

•

No-Shop; Termination Fee. The Board considered the restrictions that the Merger Agreement impose on interclick’s ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions, and the insistence by Yahoo!, as a condition to executing the Merger Agreement, that interclick would be obligated to pay a termination fee of $9 million (or approximately 3.4% of the equity value of interclick using the treasury stock method) under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•

Conditions to Closing. The Board considered the conditions to Yahoo!’s and the Purchaser’s obligation to consummate the Transaction, including, among others, the condition requiring that interclick receive an amendment to each outstanding warrant to purchase shares of interclick common stock, executed by the applicable holder thereof, such that the terms of such warrant provide for its automatic exercise immediately prior to the closing of the Merger, and the possibility that such conditions may not be satisfied. The Board also considered the risk that completion of the Transaction would require antitrust clearance and the satisfaction of certain other closing conditions that are not within interclick’s control, including that no “Company Material Adverse Effect” (as such term is defined in the Merger Agreement) has occurred.

•

Effect of a Failure to Close. The Board considered the risk that, if the transactions contemplated by the Merger Agreement, including the Transaction, are not completed, interclick’s officers and other employees will have expended extensive time and effort attempting to complete the Transaction and will have experienced significant distractions from their work, and interclick will have incurred substantial costs and expenses, during the pendency of the Transaction.

•

Potential Harm to Business if Merger is Not Completed. The Board considered the risk that, if the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are not completed, the market’s perception of interclick potentially could result in a loss of customers, vendors, consultants and employees.

•

Public Announcement of the Merger Agreement. The Board considered the effect of public announcement of the execution of the Merger Agreement, including effects on interclick’s sales, operating results and stock price, and interclick’s ability to attract and retain key management and sales and marketing personnel.

•	Pre-Closing Covenants. The Board considered the restrictions on the conduct of interclick’s business prior to the completion of the Merger, requiring interclick to:

•	conduct its business in the ordinary course of business consistent with past practice;

•	use its commercially reasonable efforts to keep available, in all material respects, the services of its officers, employees and consultants;

•	preserve, in all material respects, the goodwill and relationships with significant customers, suppliers and other persons with which interclick has significant business relationships;

•	use its commercially reasonable efforts to preserve intact interclick’s business organizations; and

•	seek the consent of Yahoo! prior to engaging in various specified activities;

in each case, which may delay or prevent interclick from undertaking business opportunities that may arise pending completion of the Merger, whether or not consummated.

•

No Stockholder Participation in Future Growth or Earnings. While the consummation of the Transaction gives the stockholders the opportunity to realize a premium over the prices at which the interclick common stock traded prior to the public announcement of the Transaction, tendering of shares of interclick common stock in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of interclick.

•

Improvement in interclick’s Prospects. The risk that interclick’s prospects could change materially, including in ways beneficial to interclick, but in ways that would not entitle the Board to change its recommendation to interclick’s stockholders, while the price per share of interclick common stock offered under the Merger Agreement is fixed at $9.00 per share, regardless of such changes.

•

Interests in the Transaction. The risk that the executive officers and directors of interclick may have interests in the Transaction that are different from, or in addition to, those of interclick stockholders, including certain change of control payments and that several of interclick’s executive officers have accepted employment with Yahoo! effective as of the Effective Time.

•	Tax Consequences. The risk that the all-cash consideration received by interclick stockholders will result in a gain for U.S. federal income tax purposes.

The foregoing discussion of the factors considered by the Board is not intended to be exhaustive, but does set forth the principal factors considered by the Board. The Board collectively reached the unanimous conclusion to approve the Transaction and the Merger Agreement in light of the various factors described above and other factors that each member of the Board deemed relevant. In view of the wide variety of factors considered by the members of the Board in connection with their evaluation of the Transaction and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. The Board made its decision based on the totality of information presented to and considered by it. In considering the factors discussed above, individual directors may have given different weights to different factors.

The Board of Directors of interclick has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of interclick and its stockholders, (ii) approved and declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, advisable, and (iii) recommended to interclick stockholders that they accept the Offer and tender their shares of interclick common stock in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

(d)	Illustrative Financial Projections

Historically, interclick has prepared and provided public guidance as to certain of interclick’s projected annual financial performance measures with respect to the then current fiscal year in its press release announcing its financial results, and has publicly updated that guidance on a quarterly basis. A press release containing interclick’s most recent public guidance as to financial performance for fiscal year 2011 was furnished to the SEC on Form 8-K on August 11, 2011.

In October 2011, interclick prepared certain limited financial analyses and illustrative forecasts regarding interclick’s possible future financial performance (the “interclick illustrative forecasts”). The interclick illustrative forecasts were prepared at the direction of and approved by the Board, prior to the completion of interclick’s annual budget process, and were used by it in connection with its deliberations regarding a potential sale of interclick. The interclick illustrative forecasts were also provided to Yahoo!, Company A and GCA Savvian. The interclick illustrative forecasts were prepared for use only by the Board, GCA Savvian and potential purchasers and do not, and were not intended to, act as public guidance regarding interclick’s future financial performance.

The interclick illustrative forecasts were necessarily based on a variety of preliminary assumptions and estimates. The preliminary assumptions and estimates underlying the interclick illustrative forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond interclick’s control. The preliminary assumptions and estimates used to create the interclick illustrative forecasts involve judgments made with respect to, among other things, sales growth rates, timing of new product launches, required investments, costs of revenue trends and levels of operating expenses including hiring of personnel and marketing and sales-related initiatives, all of which are difficult to predict and many of which are outside of interclick’s control. The interclick illustrative forecasts also reflect preliminary assumptions as to certain business decisions that do not reflect any of the effects of the Transaction, or any other changes that may in the future affect interclick or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Transaction or otherwise. Accordingly, there can be no assurance that the preliminary assumptions and estimates used to prepare the interclick illustrative forecasts will prove to be accurate, and actual results may materially differ.

The inclusion of the interclick illustrative forecasts in this Schedule 14D-9 should not be regarded as an indication that interclick or any of its advisors or representatives considered or consider the interclick illustrative forecasts to be an accurate prediction of future events, and the interclick illustrative forecasts should not be relied upon as such. None of interclick or its advisors or representatives has made or makes any representation regarding the information contained in the interclick illustrative forecasts and, except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the interclick illustrative forecasts to reflect circumstances existing after the date such interclick illustrative forecasts were generated or to reflect the occurrence of events even in the event that any or all of the assumptions underlying the interclick illustrative forecasts are shown to be in error. interclick’s stockholders are cautioned not to place undue reliance on the interclick illustrative forecasts included in this Schedule 14D-9, and such information should not be regarded as an indication that interclick, the Board, GCA Savvian, or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

A summary of the material information that was included in the interclick illustrative forecasts is set forth below. All amounts are expressed in millions of dollars.

	Fiscal Year Ending December 31,
	2011	2012	2013
Revenue	$143.8	$203.3	$265.3
Net Income	$7.2	$14.3	$21.2
EBITDA(1)	$19.2	$33.3	$47.4

(1)	“EBITDA” is defined by interclick as operating income exclusive of interest, taxes, depreciation and amortization, including stock-based compensation, merger and related costs, and other income and expense of a non-operating nature. EBITDA should be viewed as supplemental to, and not as an alternative for, net income or loss, income or loss from operations or any other measure for determining operating performance or liquidity, as determined under GAAP. EBITDA is used by interclick as an additional measure of performance for purposes of business decision-making, including developing budgets and managing expenditures. Period-to-period comparisons of EBITDA help interclick management identify additional trends in its financial results that may not be shown solely by period-to-period comparisons of net income or loss, or income or loss from operations. interclick management recognizes that EBITDA has inherent limitations because of the excluded items, particularly those items that are recurring in nature. interclick management believes that the presentation of EBITDA is useful to investors in their analysis of interclick’s results for reasons similar to the reasons why interclick management finds it useful and because it helps facilitate investor understanding of decisions made by interclick management in light of the performance metrics used in making those decisions.

Although presented with numerical specificity, the interclick illustrative forecasts are not fact and reflect numerous preliminary assumptions, estimates and judgments as to future events and the probability of such events made by interclick’s management, including preliminary assumptions, estimates and judgments noted above. Moreover, the interclick illustrative forecasts are based on certain future business decisions that are subject to change. There can be no assurance that the preliminary assumptions, estimates and judgments used to prepare the interclick illustrative forecasts will prove to be accurate, and actual results may differ materially from those contained in the interclick illustrative forecasts. The inclusion of the interclick illustrative forecasts in this Schedule 14D-9 should not be regarded as an indication that such interclick illustrative forecasts will be predictive of actual future results, and the interclick illustrative forecasts should not be relied upon as such. The interclick illustrative forecasts are forward-looking statements.

The interclick illustrative forecasts should be read together with the historical financial statements of interclick, which have been filed with the SEC, and the other information regarding interclick contained elsewhere in this Schedule 14D-9. None of the interclick illustrative forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither interclick’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in interclick’s Annual Report on Form 10-K for the year ended December 31, 2010 relates to interclick’s historical financial information. It does not extend to the interclick illustrative forecasts and should not be read to do so.

(e)	Intent to Tender

To the knowledge of interclick after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, each executive officer and director of interclick currently intends to tender all shares of interclick common stock over which he has sole dispositive power. For more details, refer to Item 3(c) above under the subheading “Tender and Support Agreements,” which discussion is incorporated herein by reference. However, none of such persons will tender shares of interclick common stock to the extent doing so would trigger any short-swing profit under Section 16(b) of the Exchange Act.

(f)	Opinion of interclick’s Financial Advisor

interclick has retained GCA Savvian to act as its lead financial advisor in connection with the Offer and the Merger. On October 31, 2011, GCA Savvian delivered its oral opinion to the Board and subsequently confirmed in writing that, as of that date, the Offer Price to be received by the holders of interclick common stock pursuant to the Offer and the Merger, taken together, is fair to such holders from a financial point of view.

Except as described below, interclick did not impose any limitations on GCA Savvian with respect to the investigations made or procedures followed in rendering its opinion. Further, no opinion or view was expressed as to the relative merits of the Offer and the Merger in comparison to other strategies or transactions that might be available to interclick or in which interclick might engage or as to the underlying business decision of interclick to proceed with or effect the Offer or the Merger. interclick determined the consideration its securityholders would receive in the transaction through negotiations with Yahoo!.

The full text of the written opinion that GCA Savvian delivered to the Board, which describes, among other things, the assumptions made, procedures followed, factors considered, and limitations on the review undertaken by GCA Savvian, is attached as Annex II to this Schedule 14D-9. You should read the opinion carefully in its entirety. The following summary of the GCA Savvian opinion has been included in this Schedule 14D-9, which is qualified in its entirety by reference to the full text of the opinion attached as Annex II.

GCA Savvian provided its opinion to the Board for the benefit and use of the Board in connection with and for purposes of its evaluation of the Offer Price from a financial point of view. GCA Savvian’s opinion does not constitute a recommendation to any stockholder as to how that stockholder should vote on, or make any election with respect to, the proposed Offer, the Merger Agreement or the Merger. The GCA Savvian opinion was approved by a fairness committee of GCA Savvian.

The opinion addresses only whether the Offer Price to be received by the holders of interclick common stock pursuant to the Offer and the Merger, taken together, is fair to such holders from a financial point of view. The opinion does not address interclick’s underlying business decision to enter into the Offer or the Merger, or the relative merits of the Offer and the Merger as compared to any strategic alternatives that may be available to interclick, and it does not constitute a recommendation to interclick, the Board or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the Offer or the Merger. GCA Savvian was not asked to, nor has it, offered any opinion as to the material terms of the Merger Agreement or the structure of the Offer or the Merger. Further, the opinion does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any of interclick’s officers, directors or employees, or class of such persons, including, without limitation, in relation to the Offer Price.

For purposes of its opinion, GCA Savvian:

(i)	reviewed a draft of the Merger Agreement and certain related documents;

(ii)	reviewed certain publicly available financial statements, research analyst reports and other information;

(iii)	reviewed certain internal financial statements, other financial and operating data, and other information concerning interclick, prepared by the management of interclick;

(iv)	reviewed the interclick illustrative forecasts relating to interclick prepared by the management of interclick (described herein);

(v)	discussed the past and current operations, financial condition and the prospects of interclick with the management of interclick and the Board;

(vi)	reviewed the reported price and trading activity for interclick common stock;

(vii)	compared the financial performance of interclick with that of other publicly-traded companies that it deemed comparable to interclick;

(viii)	reviewed the financial terms, to the extent publicly available, of certain transactions that it identified as comparable to the Transaction;

(ix)	contacted selected parties regarding their interest in pursuing a transaction with interclick;

(x)	reviewed and discussed with the management of interclick and the Board certain alternatives to the Transaction;

(xi)	analyzed premiums paid in certain other public company transactions that it identified as comparable to the Transaction;

(xii)	participated in discussions and negotiations among representatives of interclick and Yahoo! and their respective legal and financial advisors with respect to the Offer and the Merger; and

(xiii)	performed such other analyses and considered such other factors as it deemed appropriate.

In preparing its opinion, GCA Savvian assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of the opinion. GCA Savvian did not undertake any responsibility for the accuracy, completeness or independent verification of such information. With respect to the interclick illustrative forecasts, GCA Savvian assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of interclick. GCA

Savvian relied upon and assumed, without independent verification, that there had been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of interclick from the date of the most recent financial statements provided to GCA Savvian until October 31, 2011, and that there was no information or any facts that would make any of the information reviewed by GCA Savvian incomplete or misleading. In addition, GCA Savvian assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement (without any amendments or modifications thereto), without waiver by any party of any material rights thereunder, that the representations and warranties contained in the Merger Agreement made by the parties thereto are true and correct in all respects material to GCA Savvian’s analysis, and that the Merger Agreement executed by the parties thereto does not differ in any material respect from the form of the draft merger agreement delivered to GCA Savvian on October 28, 2011. GCA Savvian also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained and that no delay, limitation, restriction or condition will be imposed that would have an adverse effect on interclick, Yahoo!, the Purchaser or on the expected benefits of the Offer and the Merger in any way material to GCA Savvian’s analysis. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to GCA Savvian as of, October 31, 2011. GCA Savvian assumes no responsibility to update or revise its opinion based upon events or circumstances occurring or becoming known to it after October 31, 2011.

GCA Savvian did not make any independent investigation of any legal, accounting or tax matters affecting interclick or the Offer and the Merger, and it assumed the correctness of all legal, accounting and tax advice given to interclick and the Board. GCA Savvian was not asked to prepare, nor has it prepared, a formal appraisal of any of the assets, liabilities or securities of interclick, nor has GCA Savvian been furnished with any such appraisals, and its opinion should not be construed as such. GCA Savvian was requested to and did initiate discussions with and solicit indications of interest from a limited number of third parties and understands that another financial advisor to interclick, LUMA Partners, contacted a number of other third parties with respect to a possible transaction with interclick, and GCA Savvian was made aware by interclick of the level of interest expressed by the parties contacted by that financial advisor. GCA Savvian took into account its experience in transactions that it believes to be generally comparable or relevant, as well as its experience in securities valuation in general.

The following represents a brief summary of the material financial analyses performed by GCA Savvian in connection with providing its opinion to the Board. Some of the summaries of financial analyses performed by GCA Savvian include information presented in tabular format. In order to fully understand the financial analyses performed by GCA Savvian, interclick’s stockholders should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by GCA Savvian.

Comparable Company Analysis

Based on public and other available information and the interclick illustrative forecasts for fiscal years 2011 and 2012 provided by interclick’s management, GCA Savvian calculated the multiples of

•

enterprise value, defined as equity value, plus debt, preferred stock, minority interests and capital lease obligations, less cash and cash equivalents, to last-twelve-months (LTM) estimated earnings before interest, taxes, stock-based compensation, depreciation and amortization, or EBITDA, for calendar years 2011 and 2012, referred to below as LTM EBITDA, CY2011E EBITDA and CY2012E EBITDA, respectively, and

•	equity value to estimated calendar year 2011 and 2012 net income, referred to below as CY2011E Net Income and CY2012E Net Income, respectively,

in each case, based on the closing prices of common shares as of October 28, 2011. GCA Savvian believes that the five selected companies in the online marketing services industry listed below have similar business and/or financial profiles to that of interclick, but noted that none of these companies have the same management, composition, size, operations, or combination of businesses as interclick:

•	Marchex, Inc.

•	QuinStreet, Inc.

•	ReachLocal, Inc.

•	ValueClick, Inc.

•	Yahoo!

While the comparable company analysis compared interclick to five companies in the online marketing services industry, GCA Savvian did not include every company that could be deemed to be a participant in this same industry or in the specific sectors of this industry.

The following table sets forth the high, low, mean and median trading multiples of EBITDA and net income for these five companies in the online marketing services industry, based on the closing prices of common shares as of October 28, 2011:

	Multiple Range
Metric	Low	High	Mean	Median
LTM EBITDA	5.8	21.1	10.4	7.4

CY2011E EBITDA	5.7	14.6	8.5	7.0
CY2012E EBITDA	5.2	11.8	7.5	6.3

CY2011E Net Income	12.2	19.6	16.9	19.0
CY2012E Net Income	11.3	15.2	13.9	15.2

GCA Savvian determined a range of potential trading multiples of EBITDA and net income for interclick that it determined, based on comparative analysis and its judgment, were most applicable to interclick. The following table sets forth the multiples indicated by this analysis and the implied per share values to interclick stockholders:

	Multiple Range		Implied Share Value(1)
Metric	Low	High	Low	High
LTM EBITDA	8.8	10.4	$4.81	$5.55

CY2011E EBITDA	7.7	9.5	$5.52	$6.62
CY2012E EBITDA	6.3	8.5	$7.50	$9.80

CY2011E Net Income	17.0	19.0	$4.48	$4.95
CY2012E Net Income	13.0	15.2	$6.54	$7.54

(1)	Assumes $6.4 million net cash balance as of August 31, 2011, comprised of $8.8 million in cash and $2.4 million in debt. Assumes 25.2 million shares outstanding as of October 29, 2011; assumes net exercise of approximately 6.6 million options and warrants outstanding as of October 29, 2011; includes unvested options and Restricted Shares that will be assumed by Yahoo!.

GCA Savvian noted that the Offer Price was within or above the range of implied per share value, for each of LTM EBITDA, CY2011E EBITDA, CY2012E EBITDA, CY2011E net income and CY2012E net income.

Comparable Transactions Analysis

Based on public and other available information and the interclick illustrative forecasts provided by interclick’s management for fiscal years 2011 and 2012, GCA Savvian calculated the multiples of enterprise value to LTM and next-twelve-months (NTM) EBITDA, referred to below as LTM EBITDA and NTM EBITDA, respectively, for the following selected seven comparable acquisitions of online marketing services companies and with similar business and/or financial profile to interclick that have been consummated or announced since January 2009:

Announcement Date	Acquirer	Target
8/30/2011	DG Fast Channel	EyeWonder
8/2/2011	ValueClick	Dotomi
6/16/2011	DG Fast Channel	MediaMind
4/25/2011	ValueClick	GreyStripe
4/8/2011	Blinkx	BurstMedia
12/21/2009	Limelight	EyeWonder
7/22/2009	Apax Partners	Bankrate

No company or transaction used in the comparable transactions analyses is identical to interclick or the Transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies and transactions to which interclick and the Transaction, respectively, are being compared.

The following table sets forth the high, low, mean and median multiples of LTM EBITDA and NTM EBITDA for these seven comparable acquisitions of online marketing services companies:

	Multiple Range
Metric	Low	High	Mean	Median
LTM EBITDA	10.0	20.6	14.8	14.4
NTM EBITDA	8.8	17.6	11.3	9.4

GCA Savvian determined a range of potential multiples of LTM EBITDA and NTM EBITDA for interclick that it determined, based on comparative analysis and its judgment, were most applicable to interclick. The following table sets forth the multiples indicated by this analysis and the implied per share values to holders of interclick stockholders:

Comparable Transactions Analysis

	Multiple Range		Implied Share Value(1)
Metric	Low	High	Low	High
LTM EBITDA	10.0	15.0	$5.37	$7.63
NTM EBITDA	9.0	10.0	$7.40	$8.13

(1)	Assumes $6.4 million net cash balance as of August 31, 2011, comprised of $8.8 million in cash and $2.4 million in debt. Assumes 25.20 million shares outstanding as of October 29, 2011; assumes net exercise of approximately 6.6 million options and warrants outstanding as of October 29, 2011; includes unvested options and Restricted Shares that will be assumed by Yahoo!

GCA Savvian noted that the proposed Offer Price was above the range of implied per share value for each of LTM EBITDA and NTM EBITDA.

Premiums Paid Analysis

GCA Savvian reviewed the consideration paid in 272 acquisitions of US publicly traded target companies involving transaction values between $100 million and $400 million between January 1, 2007 and October 28, 2011. GCA Savvian calculated the premiums paid in these transactions over the applicable stock price of the target company one trading day prior to the announcement of the proposed acquisition and the applicable average closing stock price of the target company over the five trading days and thirty trading days prior to the announcement of the proposed acquisition, and calculated the implied per share value to interclick stockholders based on twenty fifth and seventy fifth percentile metrics.

	Premiums Paid		Implied Share Value
	Low	High	Low	High
1 Trading Day	17.5%	55.0%	$8.78	$11.58
5 Trading Days	20.0%	55.0%	$8.79	$11.35
30 Trading Days	22.5%	57.5%	$7.63	$9.81

GCA Savvian noted that the premium implied by the Offer Price was within the range of premiums paid in these transactions based on the closing price of interclick’s common shares on October 28, 2011 and the average closing stock price of interclick over the five trading days and thirty trading days prior to and including October 28, 2011.

Future Stock Price Analysis

GCA Savvian performed an analysis of the implied present value per share of interclick common stock based on interclick’s projected future equity value using the interclick illustrative forecasts for fiscal years 2011 and 2012. To calculate the discounted equity value, GCA Savvian used the 2012 EBITDA estimate, multiplied that metric by the multiple range indicated in the table below, subtracted interclick’s net debt, and then discounted the result by interclick’s estimated cost of equity range indicated in the table below from December 31, 2012 to October 31, 2011. GCA Savvian estimated the implied value per share of interclick common stock as follows:

Multiple Range	Cost of Equity Range	Implied Share Value(2)
8.0x	15.0%	$7.99
10.5x	12.0%	$10.51

(1)	Assumes $6.4 million net cash balance as of August 31, 2011, comprised of $8.8 million in cash and $2.4 million in debt. Assumes 25.20 million shares outstanding as of October 29, 2011; assumes net exercise of approximately 6.60 million options and warrants outstanding as of October 29, 2011; includes unvested options and Restricted Shares that will be assumed by Yahoo!

GCA Savvian noted that the Offer Price was within the range produced by their analysis. For the Board’s reference, GCA Savvian also noted that the same analysis performed using analyst consensus estimates for 2012 EBITDA produced a range below the Offer Price.

Securities Research Analysts’ Price Targets

GCA Savvian noted market trading price targets for interclick common stock prepared and published by equity research analysts since January 2011. These targets reflect each analyst’s estimate of the future public market trading price of interclick common stock. The range of analyst price targets for interclick common stock was $6.00 to $10.00 per share. GCA Savvian noted that the closing price per share of interclick common stock as of October 28, 2011 was $7.47.

The public market trading price targets published by the securities research analysts do not necessarily reflect current market trading prices for interclick common stock and these estimates are subject to uncertainties, including the future financial performance of interclick and future financial market conditions. GCA Savvian noted that the premium implied by the Offer Price was within the range of future public market trading price targets for interclick common stock prepared and published by equity research analysts.

Miscellaneous

The foregoing description is only a summary of the analyses and examinations that GCA Savvian deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by GCA Savvian. The preparation of a fairness opinion necessarily is a complex process involving subjective judgment and is not necessarily susceptible to partial analysis or summary description. GCA Savvian believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board. In addition, GCA Savvian may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of GCA Savvian with respect to the actual value of interclick.

In performing its analyses, GCA Savvian made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of interclick. The analyses performed by GCA Savvian are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by GCA Savvian with respect to its opinion and were provided to the Board in connection with the delivery of the GCA Savvian opinion that, as of October 31, 2011, the Offer Price to be received by the holders of interclick common stock pursuant to the Transaction, taken together, is fair to such holders from a financial point of view. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

As described above, GCA Savvian’s opinion and presentation were among the many factors the Board took into consideration in making its determination to approve, and to recommend that interclick’s stockholders accept the Offer and tender their shares of interclick common stock pursuant to the Offer and, to the extent necessary, to vote in favor of the adoption of the Merger Agreement, and should not be viewed as determinative of the views of the Board or management with respect to the Transaction or the Offer Price. GCA Savvian did not recommend any specific price to the Board or state that any specific price constituted the only appropriate price.

GCA Savvian has acted as financial advisor to the Board in connection with the Transaction and will receive aggregate fees in the amount of approximately $2.86 million for its services, of which approximately $0.25 million was payable upon delivery of the opinion and approximately $2.61 million is contingent upon the successful completion of the Offer. In addition, interclick has agreed to reimburse GCA Savvian’s expenses and indemnify it against certain liabilities arising out of its engagement.

Except as described above, in the two years prior to October 31, 2011, GCA Savvian has not provided financial advisory or financing services to interclick other than pursuant to GCA Savvian’s engagement in respect of a possible acquisition transaction by interclick in September 2011. In the two years prior to October 31, 2011, GCA Savvian has not received compensation for providing financial advisory or financing services to Yahoo!. GCA Savvian may seek to provide such services to Yahoo! in the future and would expect to receive fees for such services.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of GCA Savvian in Item 4, under the heading “Opinion of interclick’s Financial Advisor,” is incorporated herein by reference.

In addition, interclick retained LUMA Partners as a financial advisor in connection with the Transaction. Pursuant to interclick’s engagement letter with LUMA Partners, as amended, interclick has paid LUMA Partners a fee of $250,000, and upon completion of the Transaction, interclick will pay LUMA Partners an additional $750,000 fee.

Except as described above, neither interclick nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to interclick’s stockholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

Item 6.	Interest in Securities of the Subject Company.

Except pursuant to the Tender and Support Agreements, no transaction in interclick common stock has been effected during the last 60 days by interclick or, to the knowledge of interclick, by any executive officer, director or affiliate of interclick, other than shares of interclick common stock, Restricted Shares or interclick options received as compensation in the ordinary course of business in connection with interclick’s employee benefit plans.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits attached hereto), interclick is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of interclick’s securities by interclick, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving interclick or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of interclick; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of interclick.

Except as set forth in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed agreements entered into in response to the Offer that relate to or would result in one or more of the events referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished pursuant to Section 14(f) under the Exchange Act, and Rule 14f-1 thereunder, in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of interclick’s stockholders. The Purchaser’s right to designate directors is further described in Item 3(b) above and in the Information Statement, and such descriptions are incorporated herein by reference.

Top-Up Option

Pursuant to the Merger Agreement, interclick has irrevocably granted the Purchaser a non-transferrable, non-assignable option, which the Purchaser may exercise immediately following consummation of the Offer, if necessary, to purchase, at a price per share equal to the Offer Price, additional newly-issued shares of interclick common stock equal to the number of shares that, when added to the number of shares of interclick common stock owned by the Purchaser at the time of exercise of such option, will constitute one share more than 90% of the number of shares of interclick common stock outstanding immediately after the issuance of those additional shares of interclick common stock (the “Top-Up Option”). The Top-Up Option may not be exercised by the Purchaser unless following the exercise of the Top-Up Option, the shares of interclick common stock issued pursuant thereto, when added to the number of shares of interclick common stock owned by the Purchaser at the time of such exercise, will constitute at least 90% of the shares of interclick common stock then outstanding (after giving effect to the issuance of the Top-Up Option shares) and the conditions to the Merger will be satisfied. The Purchaser will pay the aggregate par value of the shares of interclick common stock issued in the Top-Up Option in cash, and the balance of the aggregate price for the Top-Up Option will be paid by delivery to interclick of a promissory note, bearing interest at the rate of interest per annum equal to the prime lending rate as published in The Wall Street Journal. The promissory note will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. If the Purchaser acquires at least 90% of the outstanding shares of interclick common stock entitled to vote on the adoption of the Merger Agreement, Yahoo! and the Purchaser will effect the Merger pursuant to the “short-form” merger provisions of Section 253 of the DGCL and stockholders who have not sold their shares of interclick common stock in the Offer will have such shares (other than shares of interclick common stock owned by Yahoo!, the Purchaser, interclick or their respective subsidiaries or affiliates or by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) converted into the right to receive the Offer Price, without interest. The Top-Up Option is not exercisable for a number of shares in excess of interclick’s then total authorized and unissued shares of interclick common stock. Pursuant to the Merger Agreement, in any appraisal proceeding related to the Merger Agreement, the fair value of the shares of interclick common stock subject to the appraisal proceeding will be determined in accordance with the DGCL without regard to the exercise by the Purchaser of the Top-Up Option, any shares of interclick common stock issued upon exercise of the Top-Up Option or the promissory note. Unless applicable law prohibits the exercise of the Top-Up Option or the issuance of shares pursuant thereto, the Purchaser may exercise the Top-Up Option, in whole but not in part, after the Purchaser accepts for payment shares of interclick common stock validly tendered in the Offer. The Purchaser may not exercise the Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by interclick of shares of interclick common stock upon the exercise by the Purchaser of the Top-Up Option, at least 90% of the outstanding shares of interclick common stock (including as a result of its exercise of the Top-Up Option), the Purchaser will be able to effect a “short-form” merger under the DGCL, which means that the Purchaser may effect the Merger without any action by or vote of interclick’s stockholders (other than the Purchaser). If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of interclick common stock, the affirmative vote of the holders of a majority of the outstanding shares of interclick common stock will be required under the DGCL to effect the Merger.

Anti-Takeover Statutes

As a Delaware corporation, interclick is subject to Section 203 of the DGCL. Under Section 203 of the DGCL, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the outstanding voting stock which the interested stockholder did not own.

A corporation may also elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

Neither interclick’s certificate of incorporation nor bylaws excludes interclick from the coverage of Section 203 of the DGCL. Upon consummation of the Offer, Yahoo! and the Purchaser collectively would be deemed to be an “interested stockholder” for purposes of Section 203 of the DGCL, which will prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, the Board has taken all action necessary, including approving the Offer and the Merger Agreement, to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement from the restrictions on business combinations contained in Section 203 of the DGCL.

A number of states (including Delaware, where interclick is incorporated) have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the U.S., in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated and has a substantial number of stockholders in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit.

interclick conducts business in certain states throughout the United States, some of which have enacted such anti-takeover laws. If any state anti-takeover law becomes or is deemed to be applicable to interclick, Yahoo! or the Purchaser, the execution, delivery or performance of the Merger Agreement, the Offer, the Merger or the Top-Up Option, including the acquisition of shares of interclick common stock pursuant thereto, the Tender and Support Agreements or any other transaction contemplated by the Merger Agreement, then interclick has agreed to take all action necessary to render such law inapplicable to the foregoing.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is completed, stockholders who have not tendered their shares of interclick common stock in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the shares of interclick common stock (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash (all such shares, the “Dissenting Shares”). Any shares of interclick common stock held by a person who dissents and demands appraisal of such shares and who complies with Section 262 of the DGCL will not be converted into the right to receive the Offer Price in the Merger. A judge will only determine the fair value of the shares of interclick common stock if at least one holder properly perfects appraisal rights, files an appraisal action, and litigates the case in court. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the shares. The value so determined could be higher or lower than, or the same as, the Offer Price. Moreover, Yahoo! could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of shares of interclick common stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the shares of such stockholder will be converted into the right to receive the Offer Price in the Merger. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the Offer Price in the Merger.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell shares of interclick common stock in the Offer will not be entitled to exercise appraisal rights with respect to such shares.

Litigation

On November 8, 2011, a putative class action lawsuit captioned Elghanian v. interclick, inc., et al. Index No. 653101/2011 was filed in the Supreme Court of the State of New York, County of New York, (the “Elghanian Action”). The Elghanian Action names as defendants the members of the Board, as well as interclick. The Elghanian Action alleges that the Board breached its fiduciary duties to interclick’s stockholders in connection with the Transaction, that the Transaction involves an unfair price and an inadequate sales process, that certain provisions of the Merger Agreement dissuade competing offers for interclick and coerce interclick’s stockholders to support the Transaction and that defendant members of the Board agreed to the transactions to benefit themselves personally. The Elghanian Action seeks injunctive relief, including to enjoin the Transaction, and an award of attorneys’ and other fees and costs, in addition to other relief. A copy of the complaint in the Elghanian Action is attached hereto as an exhibit and is hereby incorporated herein by reference. The foregoing description of the Elghanian Action is qualified in its entirety by reference to the copy of the Elghanian Action attached hereto as Exhibit (g)(1), which is incorporated herein by reference.

On November 11, 2011, putative class action lawsuits captioned Lieberman v. interclick, inc., et al. (the “Lieberman Action”) and Whaley v. Brauser, et al. (the “Whaley Action”), were filed in the Delaware Court of Chancery. The Lieberman and Whaley Actions name as defendants the members of the Board, as well as interclick and Yahoo!; the Lieberman Action also names the Purchaser as a defendant. The Lieberman and Whaley Actions allege that the Board breached its fiduciary duties to interclick’s stockholders in connection with the Transaction, that the Transaction involves an unfair price and an inadequate sales process, and that defendant members of the Board agreed to the transactions to benefit themselves personally. The Lieberman Action alleges that certain provisions of the Merger Agreement dissuade competing offers for interclick and coerce interclick’s stockholders to support the Transaction. The Whaley Action alleges that the Board has failed to disclose all information necessary for interclick stockholders to make a decision with respect to the Transaction. The Lieberman Action alleges that Yahoo! and the Purchaser aided and abetted those breaches of fiduciary duty; the Whaley Action alleges that Yahoo! and interclick aided and abetted those breaches of fiduciary duty. The Lieberman and Whaley Actions seek injunctive relief, including to enjoin the Transaction, and an award of attorneys’ and other fees and costs, in addition to other relief. Copies of the complaints in the Lieberman and Whaley Actions are attached hereto as exhibits and are hereby incorporated herein by reference. The foregoing description of the Lieberman and Whaley Actions is qualified in its entirety by reference to the copies of the Lieberman Action and the Whaley Action attached hereto as Exhibits (g)(2) and (g)(3), respectively, which are incorporated herein by reference.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the acquisition of the shares of interclick common stock in the Transaction.

Under the HSR Act, the purchase of the shares of interclick common stock in the Transaction may not be completed until both Yahoo! and interclick file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15 calendar day waiting period following receipt of Yahoo!’s filing by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 p.m. of the next business day. Yahoo! and interclick filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer on November 9, 2011. The initial waiting period applicable to the purchase of shares of interclick common stock in the Transaction will expire at 11:59 p.m. on November 25, 2011, prior to the initial expiration date of the Offer unless the waiting period is earlier terminated by the FTC or extended by a request from the FTC or Antitrust Division for additional information or documentary material from Yahoo! and interclick prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Yahoo!, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date Yahoo! certifies that it has substantially complied with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time. In addition, if the Antitrust

Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue.

At any time before or after the purchase of the shares of interclick common stock by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the shares of interclick common stock in the Offer and the Merger, the divestiture of the shares of interclick common stock purchased in the Offer or the divestiture of substantial assets of the Purchaser, interclick or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

In order to enable the parties to consummate the transactions completed by the Merger Agreement, interclick, the Purchaser and Yahoo! have agreed to (i) on or before the date of the commencement of the Offer, make an appropriate filing of a Premerger Notification and Report Form pursuant to the HSR Act (including seeking early termination of the waiting period pursuant to the HSR Act) with respect to the transactions contemplated by the Merger Agreement, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act by the FTC or the Antitrust Division, which shall include using commercially reasonable efforts to certify compliance with any “second request” for additional information or documentary material from the FTC or the Antitrust Division pursuant to the HSR Act within four months after receipt of such second request and to produce documents on a rolling basis and (iii) use their commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with the provisions of the Merger Agreement to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, pursuant to the HSR Act as soon as practicable.

Other than as described in this Schedule 14D-9, interclick, Yahoo! and the Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of the interclick common stock pursuant to the Transaction. Should any such approval or other action be required, interclick, Yahoo! and the Purchaser currently expect such approval or other action would be sought or taken.

Annual Report on Form 10-K

For additional information regarding the business and the financial results of interclick, please see interclick’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference except to the extent modified hereby.

Cautionary Statement Regarding Forward-Looking Information

Information both included and incorporated by reference in this Schedule 14D-9 may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the Transaction; statements regarding the expected timing of the completion of the Transaction; statements regarding the ability to complete the Transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. interclick’s stockholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of interclick’s stockholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the Transaction may not be satisfied or waived; the effects of disruption from the Transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of interclick’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by interclick, as well as the Schedule TO filed by the Purchaser and Yahoo!. interclick disclaims any intent or obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 15, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(a)(3)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(a)(4)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(a)(5)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(a)(6)	Summary Advertisement published in The New York Times on November 15, 2011 (incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(a)(7)	Joint Press Release of Yahoo! and interclick on November 1, 2011 (incorporated herein by reference to the Schedule 14D9-C by interclick on November 1, 2011).

(a)(8)	Letter to Stockholders of interclick, dated November 15, 2011.

(a)(9)	Information Statement Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (incorporated herein by reference to Annex I hereto).

(e)(1)	Agreement and Plan of Merger, dated as of October 31, 2011, by and among Yahoo!, the Purchaser and interclick (incorporated herein by reference to Exhibit 2.1 to interclick’s Current Report on Form 8-K filed on November 3, 2011).

(e)(2)	Form of Tender and Support Agreement entered into by and among Yahoo!, the Purchaser and each of Michael Brauser, Barry Honig, Michael Katz, Frank Cotroneo, Brett Cravatt, David Hills, Michael Mathews, William Wise, Roger Clark, Andrew Katz, Keith Kaplan, David Myers and Jason Lynn on October 31, 2011 (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(e)(3)	Amended and Restated 2007 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.1 to interclick’s Registration Statement on Form S-8 (File No. 333-163160) filed on November 19, 2009).

(e)(4)	Amended and Restated 2007 Incentive Stock and Award Plan (incorporated herein by reference to Exhibit 4.2 to interclick’s Registration Statement on Form S-8 (File No. 333-163160) filed on November 17, 2009).

Exhibit No.	Description

(e)(5)	2011 Equity Incentive Plan, as amended (incorporated herein by reference to Appendix A to interclick’s Definitive Proxy Statement on Schedule 14A filed on May 18, 2011).

(e)(6)	Mutual Nondisclosure Agreement, dated July 2, 2011, by and between Yahoo! and interclick (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(e)(7)	Executive Employment Agreement, effective as of October 24, 2011, by and between interclick and Keith Kaplan (incorporated herein by reference to Exhibit 10.1 to interclick’s Current Report on Form 8-K filed on November 4, 2011).

(e)(8)	Employment Agreement, dated August 7, 2009, between interclick and Roger Clark (incorporated herein by reference to Exhibit 10.1 to interclick’s Current Report on Form 8-K filed on August 13, 2009).

(e)(9)	Acknowledgment and Waiver Agreement, dated October 31, 2011, between interclick and Michael Katz.

(e)(10)	Acknowledgment and Waiver Agreement, dated October 31, 2011, between interclick and Andrew Katz.

(e)(11)	Acknowledgment and Waiver Agreement, dated October 31, 2011, between interclick and David Myers.

(e)(12)	Acknowledgment and Waiver Agreement, dated October 31, 2011, between interclick and Jason Lynn.

(e)(13)	Employment Offer Letter by and between Yahoo! and Michael Katz (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(e)(14)	Employment Offer Letter by and between Yahoo! and Andrew Katz (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(e)(15)	Employment Offer Letter by and between Yahoo! and Jason Lynn (incorporated herein by reference to Exhibit (d)(8) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(e)(16)	Employment Offer Letter by and between Yahoo! and David Myers (incorporated herein by reference to Exhibit (d)(9) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(e)(17)	Form of Non-Competition Agreement entered into by and among Yahoo! and each of Michael Katz, Andrew Katz, Jason Lynn, David Myers, Michael Marvul, Andrew Greenberg, Jake Dell’ Aquila, Joseph Blodgett and Keith Kaplan on October 31, 2011 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchaser and Yahoo! with respect to interclick on November 15, 2011).

(e)(18)	Opinion of GCA Savvian, dated October 31, 2011 (incorporated herein by reference to Annex II hereto).

(g)(1)	Complaint filed by Sam Elghanian in the Supreme Court of the State of New York, County of New York, on November 8, 2011.

(g)(2)	Complaint filed by David Lieberman in the Delaware Court of Chancery on November 11, 2011.

(g)(3)	Complaint filed by Ronald Whaley in the Delaware Court of Chancery on November 11, 2011.

Annex I	The Information Statement of interclick dated as of November 15, 2011.

Annex II	Opinion of GCA Savvian, dated October 31, 2011.

Annex III	General Corporation Law of the State of Delaware Section 262.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

interclick, inc.

By:	/s/ Roger Clark
Name:	Roger Clark
Title:	Chief Financial Officer

Date: November 15, 2011

ANNEX I

INTERCLICK, INC.

11 WEST 19TH STREET, 10TH FLOOR

NEW YORK, NEW YORK 10011

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

BACKGROUND

This Information Statement (the “Information Statement”) is being mailed on or about November 15, 2011 to holders of record of common stock of interclick, inc., a Delaware corporation (“interclick” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the tender offer (the “Offer”) by Innsbruck Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of interclick (“interclick common stock”). Unless the context indicates otherwise, in this Information Statement we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible appointment of persons designated by the Purchaser to a majority of the seats on the Company’s Board of Directors (the “Company Board”, “Board of Directors” or “Board”) without a meeting of the Company’s stockholders. Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of October 31, 2011, by and among Yahoo!, the Purchaser and the Company (the “Merger Agreement”).

Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer on November 15, 2011 to purchase all of the issued and outstanding shares of interclick common stock for $9.00 per share, net to the holder thereof, in cash, without interest (the “Offer Price”), less any applicable withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at the end of day on December 13, 2011, at 12:00 midnight, New York City time. Unless extended, promptly after such time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase each share of interclick common stock validly tendered and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal are being mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Purchaser and Yahoo! with the Securities and Exchange Commission (the “SEC”) on November 15, 2011.

Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, the Purchaser and the Company will merge (the “Merger”), with the Company being the surviving corporation of the Merger and continuing as a wholly-owned subsidiary of Yahoo! (the “Surviving Corporation”). As a result of the Merger, and immediately prior to the effective time (the “Effective Time”), each outstanding share of interclick common stock (other than shares owned by Yahoo!, the Purchaser or the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes.

The Merger Agreement provides that, upon the initial acceptance for payment by the Purchaser of shares of interclick common stock tendered and not properly withdrawn that represent no less than a majority of the voting power of the shares of interclick common stock then outstanding (as determined on a fully diluted basis) pursuant to the Offer (the “Acceptance Time”) and at all times thereafter, the Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board that equals the product of the total number of directors on the Company Board (giving effect to the directors elected or designated by the Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of interclick common stock beneficially owned by Yahoo! and its direct or indirect wholly-owned subsidiaries, including the Purchaser, bears to the total number of shares of interclick common stock then outstanding.

In connection with the foregoing, the Company has agreed to take all actions that are necessary or desirable to enable the Purchaser’s designees to be so elected or designated to the Company Board, including promptly filling vacancies or newly created directorships on the Company Board, or promptly increasing the size of the Company Board (including by amending the Company bylaws if necessary to increase the size of the Company Board) promptly securing the resignations of its incumbent directors, and shall cause the Purchaser’s designees to be so elected or designated at such time. Except with respect to two current directors of the Company Board (the “Continuing Directors”), the Company has obtained irrevocable resignations of each director on the Company Board, which resignations are contingent and will be effective only upon the occurrence of the Acceptance Time. We expect the initial Continuing Directors to be William Wise and David Hills, and they have not delivered contingent resignations to the Company.

If at any time the number of Continuing Directors is reduced to zero, then the other directors on the Company Board shall designate and appoint to the Company Board one director who is not a stockholder or affiliate of Yahoo! or the Purchaser (other than as a result of such designation) and such director shall be deemed to be a Continuing Director for purposes of the Merger Agreement. After the Acceptance Time, the Company shall also, upon the Purchaser’s request, cause the directors elected or designated by the Purchaser to the Company Board to serve on and constitute the same percentage (rounded up to the next whole number) as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each Company subsidiary and (iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable law and the listing requirements of the NASDAQ Global Market (“NASDAQ”). After the Acceptance Time, the Company shall also, upon the Purchaser’s request, take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Rule 4350(c) and make all necessary filings and disclosures associated with such status.

In the event that the Purchaser’s designees are elected or appointed to the Company Board prior to the Effective Time, the Company shall cause the Company Board to have at least such number of directors as may be required by the rules of the NASDAQ or the federal securities laws who are considered “independent directors” within the meaning of such laws (“Independent Directors”); provided, that in the event the number of Independent Directors shall be reduced below the number as may be required by such laws for any reason whatsoever, the remaining Independent Director(s) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no other Independent Director then remains, the other directors shall designate such number of directors as may be required by the rules of the NASDAQ or the federal securities laws, to fill such vacancies who shall not be stockholders or affiliates of Yahoo! or the Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

If Yahoo!’s designees are elected or appointed to the Company Board prior to the Effective Time, the prior approval of a majority of the Continuing Directors (or the sole Continuing Director if there shall be only one Continuing Director then in office) will be required in order to authorize, prior to the Effective Time, (i) the Company’s termination or amendment of the Merger Agreement or any promissory note issued in connection with the Top-Up Option (as such term is defined in the Merger Agreement), (ii) the Company’s exercise or waiver of any of the Company’s rights, benefits or remedies under the Merger Agreement, (iii) the taking of any other action of the Company Board under or in connection with the Merger Agreement, in each case, if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect in any material respect the holders of shares of interclick common stock (other than Yahoo! or its direct or indirect subsidiaries, including the Purchaser), (iv) except as otherwise contemplated by the Merger Agreement, the Company’s amendment of the Company certificate of incorporation or the Company bylaws or (v) any contract between the Company or any of its subsidiaries, on the one hand, and Yahoo! or any if its subsidiaries on the other hand. The Continuing Directors shall have, and the Company Board shall take all necessary action to cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company) and other advisors at the expense of the Company, as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder in connection with the possible appointment of the Purchaser’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Yahoo!, the Purchaser and Yahoo!’s designees has been furnished to the Company by Yahoo!, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES TO THE COMPANY BOARD

Information with respect to the Designees

As of the date of this Information Statement, the Purchaser has not determined who will be its designees to the Company Board. However, the designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. The Purchaser has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

The Purchaser has advised the Company that, to the best of its knowledge, none of the Potential Designees has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (b) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (c) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (d) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

It is expected that the Purchaser’s designees may assume office at any time following the purchase by the Purchaser of shares of interclick common stock pursuant to the Offer, which purchase cannot be earlier than December 13, 2011 and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Company Board.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including, as of November 15, 2011, age, business address, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is c/o Yahoo! Inc., 701 First Avenue, Sunnyvale, California 94089. Each person is a citizen of the United States.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael Callahan	43	Director of Purchaser. Vice President and Secretary of the Purchaser. Executive Vice President, General Counsel and Secretary of Yahoo! since April 2007. From September 2003 to April 2007, Mr. Callahan served as Senior Vice President, General Counsel and Secretary of Yahoo!.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Aman Kothari	39	Director of the Purchaser. Treasurer and Chief Financial Officer of the Purchaser. Senior Vice President, Global Controller since October 2010 and Chief Accounting Officer of Yahoo! since December 2009. Mr. Kothari also served as Vice President, Global Controller of Yahoo! from October 2009 to October 2010; Vice President, Corporate Controller of Yahoo! from February 2008 to September 2009; and Vice President, Finance of Yahoo! from April 2005 to February 2008.

Ross Levinsohn	48	Executive Vice President, Americas of Yahoo! since November 2010. Previously Mr. Levinsohn was co-founder and managing director of Fuse Capital (formerly Velocity Interactive Group) from August 2007 to November 2010 and the President of News Corporation’s Fox Interactive Media from January 2005 to December 2006. Mr. Levinsohn also serves as a director of Freedom Communications.

CERTAIN INFORMATION CONCERNING INTERCLICK

The authorized capital stock of interclick consists of 140,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of November 11, 2011, there were 25,260,987 shares of common stock issued and outstanding and there were no shares of preferred stock issued or outstanding.

The common stock is the only class of voting securities of interclick outstanding that is entitled to vote at a meeting of stockholders of interclick. Each share of interclick common stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

Beneficial Ownership of interclick Common Stock

The following table sets forth information regarding beneficial ownership of our common stock as of November 11, 2011 by:

•	each person or entity known to interclick to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of interclick’s directors;

•	each of interclick’s named executive officers; and

•	all of interclick’s directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)	Percent Beneficially Owned(1)

Directors and Executive Officers:

Common Stock	Michael Katz 11 West 19th Street, 10th Floor New York, NY 10011(2)(3)(4)	1,260,625	4.9%

Common Stock	Keith Kaplan 11 West 19th Street, 10th Floor New York, NY 10011(2)	275,000	1.1%

Title of Class	Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)	Percent Beneficially Owned(1)

Common Stock	Andrew Katz 4800 T-Rex Avenue Ste. 120 Boca Raton, FL 33431(2)(5)	361,456	1.4%

Common Stock	Roger Clark 11 West 19th Street, 10th Floor New York, NY 10011(2)(6)	265,333	1.0%

Common Stock	Michael Brauser 595 S. Federal Hwy., Suite 600 Boca Raton, FL 33432(3)(7)	534,775	2.1%

Common Stock	Barry Honig 595 S. Federal Hwy., Suite 600 Boca Raton, FL 33432(3)(8)	165,000	*

Common Stock	Brett Cravatt 324 Bayview Drive Hermosa Beach, CA 90254(3)(9)	140,625	*

Common Stock	Michael Mathews 224 West 30th Street, Suite 604 New York, NY 10001(3)(10)	1,195,000	4.6%

Common Stock	Frank Cotroneo 11709 High Drive Leawood, KS 66211(3)(11)	51,667	*

Common Stock	David Hills 1835 Franklin Street San Francisco, CA 94109(3)(11)	51,667	*

Common Stock	William Wise 65 Circle Avenue Larchmont, NY 10538(3)	75,000	*

Common Stock	All directors and named executive officers as a group (13 persons)	4,846,881	17.4%

5% Stockholders:

Common Stock	Gerald Unterman 610 Park Avenue, Apt. 16A New York, NY 10065(11)(12)	2,128,250	8.3%

Common Stock	Penn Capital Management 3 Crescent Drive, Suite 400 Philadelphia, PA 19112(13)	2,000,000	7.9%

Common Stock	Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089(14)	4,846,884	19.2%

Common Stock	Innsbruck Acquisition Corp. 701 First Avenue Sunnyvale, California 94089(14)	4,846,884	19.2%

Title of Class	Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)	Percent Beneficially Owned(1)

Common Stock	ICS Opportunities, Ltd. 666 Fifth Avenue New York, New York 10103(15)	1,640,291	6.6%

*	Less than 1%
(1)	Applicable percentages are based on 25,260,987 shares outstanding adjusted as required by rules of the SEC. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days whether upon the exercise of options or otherwise. Shares of interclick common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days after the date of this report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to this table, interclick believes that each of the stockholders named in the table has sole voting and investment power with respect to the shares of interclick common stock indicated as beneficially owned by such stockholder.
(2)	A named executive officer.
(3)	A director.
(4)	Includes 390,625 shares issuable upon exercise of options that are exercisable within 60 days of the date of this report.
(5)	Includes 288,831 shares issuable upon exercise of options that are exercisable within 60 days of the date of this report.
(6)	Includes 208,333 shares issuable upon exercise of options that are exercisable within 60 days of the date of this report.
(7)	Includes 100,000 shares issuable upon exercise of options that are exercisable within 60 days of the date of this report. Also includes: (i) 101,450 shares held in a partnership of which Mr. Brauser is the General Partner, (ii) 37,075 shares held jointly with his wife and (iii) 225,000 shares held by a trust whereby his wife is the trustee and beneficiary.
(8)	Includes 100,000 shares issuable upon exercise of options that are exercisable within 60 days of the date of this report. Does not include shares beneficially owned by Mr. Honig’s father, Alan Honig. Mr. Alan Honig beneficially owns less than 5% of our common stock for various accounts including as custodian for Mr. Barry Honig’s minor children. Mr. Barry Honig disclaims the beneficial ownership of any shares held by his father, Mr. Alan Honig.
(9)	Includes 103,125 shares issuable upon exercise of options that are exercisable within 60 days of the date of this report.
(10)	Includes 950,000 shares issuable upon exercise of options that are exercisable within 60 days of the date of this report.
(11)	Includes 16,667 shares issuable upon exercise of options that are exercisable within 60 days of the date of this report.
(12)	Includes 250,000 shares issuable upon exercise of warrants.
(13)	Based on information from EDGAR Online, per Nasdaq.com, which provided institutional ownership as of June 30, 2011.
(14)	Based on information in a Schedule 13D filed jointly by Yahoo! and the Purchaser with the SEC which provided beneficial ownership as of November 10, 2011.
(15)	Based on information in a Schedule 13D filed with the SEC which provided beneficial ownership as of November 2, 2011.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF INTERCLICK

The following is a list of interclick’s directors and executive officers, their ages as of November 14, 2011 and their principal position.

Name	Age	Position
Michael Brauser	56	Co-Chairman
Barry Honig	41	Co-Chairman
Brett Cravatt	38	Director
David Hills	56	Director
Frank Cotroneo	53	Director
William Wise	40	Director
Michael Mathews	50	Director
Michael Katz	33	Chief Executive Officer and Director
Keith Kaplan	44	President and Chief Revenue Officer
Roger Clark	43	Chief Financial Officer, Treasurer and Secretary
Andrew Katz	31	Chief Technology Officer
Jason Lynn	39	Chief Strategy Officer
David Myers	42	Executive Vice President, Operations

General Information

Directors

Michael Brauser has served as Co-Chairman since August 2007. Mr. Brauser has been the manager of Marlin Capital Partners, LLC, a private investment company, since 2003. From 1999 through 2002, he served as President and Chief Executive Officer of Naviant, Inc. (eDirect, Inc.), an Internet marketing company. He also was the founder of Seisant Inc. (eData.com, Inc.). Between May 2010 and March 2011, Mr. Brauser served on the Board of Directors of Chromadex Corp., a publicly-traded developer of phytochemical and botanical reference standards. Between November 2005 and November 2006, he served as Chairman of the Board of Directors of SendTec, Inc., a publicly-traded customer acquisition ad agency. Mr. Brauser was selected as a director due to his significant experience in the Internet industry as well as his extensive business and management expertise from his background as an executive officer of a number of public companies. Mr. Brauser has extensive knowledge of Internet marketing companies, accounting and finance expertise. He also is a large stockholder.

Barry Honig has served as Co-Chairman since August 2007. Since January 2004, Mr. Honig has been the President of GRQ Consultants, an investor and consultant to early stage companies. He also serves on the board of The Empire Sports and Entertainment Holdings Co., a publicly-traded promoter of entertainment and sports events. Mr. Honig was selected to serve as a director on our Board due to his success as an investor, his extensive knowledge of the capital markets, his judgment in assessing business strategies taking into account accompanying risks, and his knowledge of the marketing industry.

Brett Cravatt has served as a director since June 2009. Since 2006, Mr. Cravatt has been the Chief Executive Officer and founder of WebYES! LLC, an online media and marketing services company. During this same time period, Mr. Cravatt co-founded and now serves as Chairman of Achieve Financial Services, one of the fastest growing general purpose reloadable debit card businesses. Prior to WebYES! and Achieve Financial Services, Mr. Cravatt served as the Chief Operating Officer and Chief Product Officer of Vendare Media, now part of Epic Advertising. Mr. Cravatt joined Vendare Media in March 2001 via the acquisition of SportSkill.com, a fantasy sports software company co-founded by Mr. Cravatt. Prior to SportSkill.com, Mr. Cravatt was a corporate securities attorney for Loeb & Loeb, LLP, where he handled various corporate matters for start-up companies and Fortune 1000 clients. Mr. Cravatt holds a Bachelor’s degree in Political Science from U. C. Berkeley and a J. D. from Stanford Law School. Mr. Cravatt was selected to serve as a director on our Board due to his valuable financial and legal expertise and his extensive experience with Internet marketing companies.

David Hills has served as a director since July 2010. Since January 2011, Mr. Hills is the Chief Executive Officer of Buzz Logic, a marketing services company. Before joining Buzz Logic, from January 2008 to December 2010 David was a General Partner with KPG Ventures, a venture capital firm specializing in seed-stage, consumer internet technology companies. From November 2004 to July 2007, David was President, Chief Executive Officer and Director of LookSmart, Ltd, a publicly-traded online advertising and technology company. From July 2003 to November 2004, Mr. Hills served as President, Media Solutions at 24/7 Real Media, a leading global digital marketing company which was acquired by WPP in 2007. From 1980 to 2001, he served in various sales leadership capacities culminating in the role of Chief Operating Officer and President of Sales at About, Inc., a network of topic-specific Web sites. Mr. Hills was selected to serve as a director on our Board due to his extensive senior executive management and public company experience and his in-depth knowledge of the Internet marketing industry.

Frank Cotroneo has served as a director since July 2010 and currently serves as chairman of the Audit Committee. Mr. Cotroneo is the Founder and Chief Executive Officer of Core Business Consulting, LLC, a consulting firm specializing in business strategy, leadership development, business process reengineering and financial management advisory services. Mr. Cotroneo previously served as Chief Operating Officer and Chief Financial Officer of Net Spend Corporation, one of the largest providers of general purpose reloadable debit cards and related services in the US from 2008 to 2009. He is the former Chief Financial Officer of Axciom Corporation; from 2006 to 2007, former CFO of H&R Block; from 2000 to 2003 and former CFO of MasterCard International; from 1996 to 2000. Mr. Cotroneo was selected to serve as a director on our Board due to his extensive senior executive management experience and financial expertise.

William Wise has served as a director since January 2011. Mr. Wise is the Chief Executive Officer of MediaBank, a leading operating system for the advertising industry. Mr. Wise joined MediaBank from Yahoo, where he oversaw interclick’s advertising platforms business, including the Right Media Exchange and APT by Yahoo!, Yahoo!’s intelligent media planning and buying platform. Prior to this role, Mr. Wise served as President of Right Media, before its acquisition by Yahoo!. He has also held various executive positions with DoubleClick from 1997 to 2003. Mr. Wise was selected to serve as a director on our Board due to his extensive knowledge of the Internet marketing industry and management expertise.

Michael Mathews has served as a director since August 2007, and was our Chief Executive Officer from June 2007 until January 2011. Mr. Mathews also serves on the board of 5to1, Inc. a publicly-traded publisher-controlled online advertising alliance. Prior to interclick, from 2004 to 2007, Mr. Mathews served as the senior vice-president of marketing and publisher services for World Avenue U.S.A., LLC, an Internet promotional marketing company. Mr. Mathews graduated from San Francisco State University with a degree in Marketing and holds a Masters in Business Administration from Golden Gate University. Mr. Mathews was selected to serve as a director on our Board due to his depth of knowledge of interclick, including its operations, its strategies, and his extensive knowledge of the Internet marketing industry.

Michael Katz has served as a director since August 2007, and has been our Chief Executive Officer since February 1, 2011. Previously, Mr. Katz was our President since August 2007. From 2003 until we acquired Desktop on August 31, 2007, Mr. Katz was the founder, Chief Executive Officer, and President of Desktop. Mr. Katz graduated from Syracuse University with a degree in Finance and Economics. Mr. Katz was selected to serve as a director on our Board due to his depth of knowledge of interclick, including its operations, his extensive knowledge of the Internet marketing industry and his position as Chief Executive Officer of interclick.

Our Executive Officers

See Michael Katz’s biography above.

Keith Kaplan has served as our President and Chief Revenue Officer effective as of October 24, 2011. Mr. Kaplan, was President of North America at Adconion Media Group from July 2007 to October 2011. Mr. Kaplan received a B.S. in Communications from Syracuse University in 1991.

Roger Clark has served as our Chief Financial Officer since August 2009. From 1994 until August 2009, Mr. Clark was an executive with IAC/InterActiveCorp. which operated more than 50 internet businesses worldwide. From 2006 until 2009, Mr. Clark was Vice President, Finance at IAC Advertising Solutions and in 2009 served in the Office of the Chief Financial Officer at IAC Search & Media. From 2002 to 2006, Mr. Clark was the Vice President, Investor Relations and Finance at IAC/InterActiveCorp. Mr. Clark was an auditor with Ernst & Young, LLP from 1991 until 1994, and became a Certified Public Accountant in 1994; his current CPA status is not practicing.

Andrew Katz has served as our Chief Technology Officer since August 2007. From 2004 until we acquired Desktop on August 31, 2007, Mr. Katz was the Chief Technology Officer of Desktop. From February 2004 until July 1, 2008, Mr. Katz also served as the Chief Executive Officer of mStyle, LLC. Prior to mStyle, he served as the Senior Software Engineer for Jenzabar, Inc.

Jason Lynn has served as our Chief Strategy Officer since March 2010 and previously was our Vice President of Product Development from June 2008 until March 2010. From July 2007 through July 2008, Mr. Lynn was the Director of Solutions Engineering at Right Media, LLC, a wholly-owned subsidiary of Yahoo!. From August 2006 through July 2007, Mr. Lynn was the Product Manager at TACODA Systems, Inc., a provider of behavioral targeting solutions to web publishers. From June 2004 until July 2006, he was self-employed as an IT Systems Consultant. Previously, he spent seven years in the Internet technology space in positions with Intel, UUnet, and Navisite.

David Myers has served as our Executive Vice President, Operations since March 2010 and previously was our Vice President of Operations from April 2009 until March 2010. From 2006 until joining interclick, Mr. Myers worked for Yahoo! and Right Media (which was acquired by Yahoo! in July 2007) as a Senior Director of Advertiser Marketplaces Operations and Senior Director of Right Media Client Services, respectively. From 2004 to 2006, Mr. Myers was an Enterprise Services Engagement Manager at Microsoft Corporation.

Family Relationships

Michael Katz, our Chief Executive Officer and Director, is the brother of Andrew Katz, our Chief Technology Officer. Except for the foregoing, there are no other family relationships among our directors and executive officers. There is no arrangement or understanding between or among our executive officers and directors pursuant to which any director or officer was or is to be selected as a director or officer.

CORPORATE GOVERNANCE

Board Responsibilities and Structure

The Board oversees, counsels, and directs management in the long-term interest of interclick and its stockholders. The Board’s responsibilities include establishing broad corporate policies and reviewing the overall performance of interclick. The Board is not, however, involved in the operating details on a day-to-day basis.

Board Committees and Charters

The Board and its Committees meet throughout the year and act by written consent from time to time as appropriate. The Board has formed Audit, Compensation and Nominating Committees. Committees regularly report on their activities and actions to the Board. The Board appoints members to its: Audit Committee, Compensation Committee and Nominating Committee. The Audit Committee and the Nominating Committee each have a written charter approved by the Board. These charters are available on our website at http://ir.interclick.com/governance.cfm.

The following table identifies the independent and non-independent current Board and Committee members:

Name	Independent	Audit	Compensation	Nominating
Michael Brauser	—			—
Barry Honig	—	—		—
Brett Cravatt	—	—	—	—
David Hills	—	—	—	—
Frank Cotroneo	—	—	—
William Wise	—	—	—	—
Michael Mathews
Michael Katz

In 2010, our Board held a total of six regularly scheduled and special meetings. None of our incumbent directors attended less than 75% of the Board or committee meetings. interclick does not have a policy with regard to board members’ attendance at annual meetings. Michael Mathews was the only director who attended the 2010 Annual Meeting.

Our Board has determined that Messrs. Brauser, Honig, Cravatt, Hills, Cotroneo and Wise are independent under the NASDAQ Stock Market Listing Rules.

Audit Committee

The Audit Committee’s primary role is to review our accounting policies and any issues which may arise in the course of the audit of our financial statements. The Audit Committee selects our independent registered public accounting firm, approves all audit and non-audit services, and reviews the independence of our independent registered public accounting firm. The Audit Committee also reviews the audit and non-audit fees of the auditors. Our Audit Committee is also responsible for certain corporate governance and legal compliance matters including internal and disclosure controls and Sarbanes-Oxley compliance. The members of the Audit Committee are Frank Cotroneo (Chairman), Brett Cravatt, Barry Honig, David Hills and William Wise. Our Board has determined that Messrs. Cravatt and Cotroneo are each qualified as an Audit Committee Financial Expert, as that term is defined by the rules of the SEC and in compliance with the Sarbanes-Oxley Act of 2002. The Board has determined that Messrs. Cravatt, Honig, Cotroneo, Hills and Wise are independent in accordance with the NASDAQ Stock Market independence standards for audit committees.

Compensation Committee

The function of the Compensation Committee is to review and recommend the compensation of benefits payable to our officers, review general policies relating to employee compensation and benefits and administer our various stock option plans. The members of the Compensation Committee are Messrs. Cravatt, Cotroneo, Hills (Chairman) and Wise.

Nominating Committee

The purpose and responsibilities of the Nominating Committee include the identification of individuals qualified to become Board members, the selection or recommendation to the Board of nominees to stand for election as directors, the oversight of the evaluations of the Board and management, and review with the Board from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board, including issues of diversity, age, skills such as understanding of technology, finance and marketing. The members of the Nominating Committee are Messrs. Cravatt, Brauser (Chairman), Honig, Hills and Wise.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics that applies to all of our employees, including our Chief Executive Officer and Chief Financial Officer. Although not required, the Code of Ethics also applies to our directors. The Code of Ethics provides written standards that we believe are reasonably designed to deter wrongdoing and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, full, fair, accurate, timely and understandable disclosure and compliance with laws, rules and regulations, including insider trading, corporate opportunities and whistle-blowing or the prompt reporting of illegal or unethical behavior. A copy of our Code of Ethics is available on our website at http://ir.interclick.com/governance.cfm.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with experience on public company boards as well as experience with Internet marketing, legal and accounting skills.

Board Leadership Structure and Risk Oversight

Since we acquired Desktop in August 2007, our Board has separated the positions of Chairman of the Board and Chief Executive Officer. Since that time, Messrs. Michael Brauser and Barry Honig have acted as our Co-Chairmen and Mr. Michael Mathews acted as our Chief Executive Officer until January 31, 2011 and Mr. Michael Katz has acted as our Chief Executive Officer since February 1, 2011. Separating these positions allows Mr. Katz to focus on our day-to-day business while allowing the Co-Chairmen of the Board to lead the Board in its fundamental role of providing advice to management and acting as an independent oversight of management. Because of our rapid growth, we believe that this leadership structure is appropriate for us. While our bylaws and corporate governance guidelines do not require that our Chairman and Chief Executive Officer positions be separate, the Board believes having these separate positions and having two independent outside directors serve as Co-Chairmen is the appropriate leadership structure for interclick at this time and demonstrates our commitment to good corporate governance.

Our risk management function is overseen by our Board. Through our policies, our Code of Ethics and our Board committees’ review of financial and other risks, our management keeps our Board apprised of material risks and provides our directors access to all information necessary for them to understand and evaluate how these risks interrelate, how they affect interclick, and how management addresses those risks. Mr. Katz, a director and Chief Executive Officer, and Mr. Clark, our Chief Financial Officer, work closely together with the Board once material risks are identified on how to best address such risk. If the identified risk poses an actual or potential conflict with management, our independent directors may conduct the assessment. Presently, the primary risks affecting interclick include our ability to continue increasing market share in an intensely competitive online advertising market, successfully execute our business strategy and deploy a differentiated technology solution, and effectively raise sufficient capital as we scale our business. The Board focuses on these key risks and interfaces with management on seeking solutions.

Stockholder Communications

Although we do not have a formal policy regarding communications with the Board of Directors, stockholders may communicate with the Board by writing to interclick, inc., 11 West 19th Street, 10th Floor, New York, NY 10011 Attention: Mr. Roger Clark, or by facsimile (646) 395-1777. Stockholders who would like their submission directed to a member of the Board may so specify, and the communication will be forwarded, as appropriate.

AUDIT COMMITTEE REPORT

The following Audit Committee Report shall not be deemed to be “soliciting material,” “filed” with the SEC, or subject to the liabilities of Section 18 of the Exchange Act. Notwithstanding anything to the contrary set forth in any of interclick’s previous filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate by reference future filings, including this Proxy Statement, in whole or in part, the following Audit Committee Report shall not be incorporated by reference into any such filings.

The Audit Committee is comprised of five independent directors (as defined under Rule 5605(a)(2) of the NASDAQ Stock Market). The Audit Committee operates under a written charter, which can be found in the Corporate Governance section of our website, www.interclick.com, and is also available in print to any stockholder upon request to the Corporate Secretary.

We have reviewed and discussed with management interclick’s audited consolidated financial statements as of and for the fiscal year ended December 31, 2010.

We have reviewed and discussed with management and J.H. Cohn LLP, our independent registered public accounting firm, the quality and the acceptability of interclick’s financial reporting and internal controls.

We have discussed with J.H. Cohn LLP the overall scope and plans for their audit as well as the results of their examinations, their evaluations of interclick’s internal controls, and the overall quality of interclick’s financial reporting.

We have discussed with management and J.H. Cohn LLP such other matters as required to be discussed with the Audit Committee under Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board (the “PCAOB”) in Rule 3200T, and other auditing standards generally accepted in the United States, the corporate governance standards of the NASDAQ Stock Market and the Audit Committee’s Charter.

We have received and reviewed the written disclosures and the letter from J.H. Cohn LLP required by applicable requirements of the PCAOB regarding J.H. Cohn LLP’s communications with the Audit Committee concerning independence, and have discussed with J.H. Cohn LLP their independence from management and interclick.

Based on the reviews and discussions referred to above, we recommended to the Board of Directors that the financial statements referred to above be included in interclick’s Annual Report on Form 10-K/A, for the fiscal year ended December 31, 2010 for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

Frank Cotroneo, Chairman

David Hills

Barry Honig

Brett Cravatt

William Wise

Dated as of May 18, 2011

COMPENSATION OF OUR DIRECTORS AND EXECUTIVE OFFICERS

The following discussion reflects certain information regarding the compensation of our directors and officers as of December 31, 2010. See the Schedule 14D-9 for additional discussion of compensation arrangements with our directors and executive officers as of November 15, 2011.

Directors Compensation

In 2010 our non-employee directors received $26,000 per year which was paid in equal installments each calendar quarter. Directors who are employed by interclick are not compensated for their service on the Board. Therefore, this table does not include Michael Mathews and Michael Katz.

The following table reflects compensation paid to the non-employee members of the Board for 2010 service:

2010 Director Compensation

Name (a)	Fees ($)(1)	Option Awards ($)(2)
Michael Brauser	$26,000	$0
Brett Cravatt	$26,000	$0
Barry Honig	$26,000	$0
Frank Cotroneo	$13,000	$118,000
David Hills	$13,000	$118,000

(1)	The amounts in this column represent cash paid to non-employee directors.
(2)	Represents 50,000 5-year options to purchase interclick common stock exercisable at $2.36 per share granted for joining the Board for 2010. The options vest in equal annual increments over a three year period with the first vesting date being July 7, 2011.

Beginning in 2011 our non-employee directors will receive $25,000 per year which will be paid in equal installments each calendar month. Directors who are employed by interclick are not compensated for their service on the Board.

Name	Fee ($)
Board Member	$25,000
Committee Member	$2,500
Vice Chairman	$12,500
Audit Committee Chairman	$12,500
Compensation Committee Chairman	$10,000
Nominating Committee Chairman	$10,000
Board Meeting—In Person*	$750
Board Meeting—By Phone	$250
Committee Meeting—In Person*	$750
Committee Meeting—By Phone	$250

*	Plus reasonable travel expenses.

Compensation of our Executive Officers

Summary Compensation

The following information is related to the compensation paid, distributed or accrued by us for 2010 and 2009 to our Chief Executive Officer (principal executive officer) and the three other most highly compensated executive officers serving at the end of the last fiscal year whose compensation exceeded $100,000 (the “Named Executive Officers”).

2010 Summary Compensation Table

Name and Principal Position(a)	Year (b)	Salary ($)(c)	Bonus ($)(d)	Stock Awards ($)(e)(1)	Option Awards ($)(f)(1)	Non-Equity Incentive Plan Compensation ($)(g)(2)	Totals ($)(j)
Michael Mathews	2010	532,500	0	0	0	177,500	710,000
Chief Executive Officer(3)(4)	2009	347,618	0	0	124,000	177,500	649,118

Michael Katz	2010	300,000	0	0	0	150,000	450,000
President(5)	2009	295,833	60,000	0	763,000	90,000	1,208,833

Andrew Katz	2010	268,182	0	0	0	136,125	404,307
Chief Technology Officer(6)	2009	243,750	0	56,250	545,000	123,750	968,750

Roger Clark	2010	235,274	0	0	0	125,000	360,274
Chief Financial Officer(7)	2009	89,732	66,575	37,400	785,000	45,925	1,024,632

(1)	The amounts in these columns represent the fair value of the award as of the grant date as computed in accordance with FASB ASC Topic 718 and the recently revised SEC disclosure rules. These rules also require prior year amounts to be recalculated in accordance with the rule. These amounts represent awards that are paid in shares of interclick common stock or options to purchase shares of interclick common stock and do not reflect the actual amounts that may be realized by the Named Executive Officers.
(2)	Represents a cash bonus based on the satisfaction of a performance target of which the outcome was substantially uncertain to occur at the time it was established. Under SEC rules, when a cash bonus is substantially uncertain, the bonus is disclosed in this column.
(3)	On November 1, 2010 interclick and Mr. Michael Mathews entered into a Separation Agreement (the “Separation Agreement”). In connection with the Separation Agreement, Mr. Mathews’ employment as the Chief Executive Officer of interclick terminated on January 31, 2011.
(4)	In connection with the Separation Agreement, Mr. Mathews received a payment of $177,500, which is equal to six months of his base annual salary.
(5)	On November 2, 2010, the Board of Directors unanimously approved the appointment of Michael Katz as Chief Executive Officer of interclick, effective February 1, 2011.
(6)	Includes 28,125 restricted shares which vesting terms were modified to provide for vesting each calendar quarter from semi-annually.
(7)	Mr. Roger Clark has been our Chief Financial Officer since August 7, 2009.

Named Executive Officer Compensation

Michael Mathews – Effective on June 28, 2007, we entered into an employment agreement with Michael Mathews, to serve as our Chief Executive Officer. In accordance with the employment agreement, Mr. Matthews was entitled to receive a base salary of: (i) $325,000 in his first year of employment, (ii) $340,000 in his second year of employment, and (iii) $355,000 in his third year of employment, subject to negotiation thereafter. In addition, Mr. Mathews was entitled to receive an annual bonus targeted at 50% base salary upon interclick’s achievement of certain performance goals determined by interclick’s Board of Directors. Additionally, pursuant to the employment agreement, we agreed to (i) pay Mr. Mathews’ former employer $100,000, (ii) pay a $50,000 relocation fee to Mr. Mathews and (iii) pay a $50,000 minimum bonus to Mr. Mathews for the year 2007. On November 1, 2010, we entered into a Separation Agreement (the “Separation Agreement”) with Michael Mathews pursuant to which (i) Mr. Mathews was entitled to receive (a) a lump sum payment equal to $177,500 (six months of his then-current base salary), and (b) continued medical and dental coverage through December 31, 2011, and (ii) interclick provided that Mr. Mathews would have the right to implement a cashless same-day exercise of any vested interclick stock options through August 28, 2012. Under the terms of the Separation Agreement, effective January 31, 2011, Mr. Mathews’ employment agreement was terminated and he no longer serves as Chief Executive Officer of interclick.

Michael Katz – On August 9, 2011, we entered into an employment agreement with Michael Katz, to serve as our Chief Executive Officer. The effective date of the agreement is January 1, 2011. The agreement provides for an initial three year term and is automatically renewed for successive one year periods thereafter unless Michael Katz or interclick provides the other party with written notice of his or its intention not to renew the agreement. Under the agreement, Michael Katz is entitled to receive a base salary of $400,000 and an annual bonus targeted at 60% base salary if interclick meets or exceeds criteria adopted by the Compensation Committee. Upon termination of Michael Katz’s employment without “cause” or for “good reason” (each as defined in Mr. Katz’s employment agreement), Michael Katz is entitled to receive: (i) reasonable expenses paid or incurred by him in connection with the performance of his duties and responsibilities for interclick, (ii) any accrued but unused vacation time through the termination date in accordance with Company policy, (iii) an amount equal to 100% of the sum of Michael Katz’s then-current base salary and annual bonus earned during the prior twenty-four months immediately prior to the date of termination (the “Separation Payment”), and (iv) COBRA continuation for up to eighteen months following termination, provided that Michael Katz executes a general release of claims against interclick following termination (the “Release”). One-half of the Separation Payment is payable within ten days following the execution of the Release and the balance of the Separation Payment is payable in accordance with interclick’s customary payroll practices, provided, however, that following the occurrence of a “change of control” (as defined in Mr. Katz’s employment agreement), the Separation Payment will be payable within ninety days following the termination of Michael Katz’s employment for good reason following the change of control. Michael Katz is also eligible for grants of awards under interclick’s 2011 Incentive Plan, was awarded 75,000 restricted shares of interclick common stock under interclick’s 2007 Incentive Stock and Awards Plan on March 21, 2011, and has received grants of Company options. All equity awards held by Michael Katz will vest to 100% of any then unvested portions upon the occurrence of a change of control.

Andrew Katz – On August 9, 2011, we entered into an employment agreement with Andrew Katz to serve as our Chief Technology Officer. The effective date of the agreement is January 1, 2011. The agreement provides for an initial two year term and is automatically renewed for successive one year periods thereafter unless Andrew Katz or interclick provides the other party with written notice of his or its intent not to renew the agreement. Under the agreement, Andrew Katz is entitled to receive a base salary of $285,000 and annual bonus targeted at 50% base salary if interclick meets or exceeds criteria adopted by the Compensation Committee. Upon termination of Andrew Katz’s employment without “cause” or for “good reason (each as defined in Mr. Katz’s employment agreement), Andrew Katz is entitled to receive: (i) reasonable expenses paid or incurred by him in connection with the performance of his duties and responsibilities for interclick, (ii) any accrued but unused vacation time through the termination date in accordance with Company policy, (iii) an amount equal to 100% of the sum of Andrew Katz’s then-current base salary and current annual bonus earned during the prior twelve months immediately prior to the date of termination (the “Separation Payment”), and (iv) COBRA continuation for up to twelve months following termination, provided that Andrew Katz executes a general release of claims against interclick following termination (the “Release”). One-half of the Separation Payment is payable within ten days following the execution of the Release and the balance of the Separation Payment is payable in accordance with interclick’s customary payroll practices, provided, however, that following the occurrence of a “change of control” (as defined in Mr. Katz’s employment agreement), the Separation Payment will be payable within ninety days following the termination of Andrew Katz’s employment for good reason following the change of control. Andrew Katz is also eligible for grants of awards under interclick’s 2011 Incentive Plan, was awarded 30,000 restricted shares of interclick common stock under interclick’s 2007 Incentive Stock and Awards Plan on March 21, 2011, and has received grants of Company options All equity awards held by Andrew Katz will vest to 100% of any then unvested portions upon the occurrence of a change of control.

Roger Clark – Effective August 7, 2009, we entered into a three-year employment agreement with Roger Clark, interclick’s Chief Financial Officer. The employment agreement provides for a $225,000 base salary during Mr. Clark’s first year of employment, subject to at least 10% increases of his then-current base salary each year thereafter. In August 2010 and August 2011, the Board approved an increase in Mr. Clark’s base salary to

$250,000 and $275,000, respectively. In addition, Mr. Clark is eligible to receive an annual bonus targeted at 50% base salary based upon the achievement of pre-established annual individual and interclick performance goals, payable in any combination of cash and interclick stock that Mr. Clark determines. If Mr. Clark’s employment with interclick is terminated without “cause” (as such term is defined in Mr. Clark’s employment agreement), Mr. Clark would be entitled to (i) a lump-sum payment equal to the greater of 12 months base salary or the remainder of the base salary due under his employment agreement, (ii) payment of all bonuses to which Mr. Clark was entitled during his employment term, to the extent earned as of termination, (iii) continued benefit plan and insurance coverage for 12 months following termination, and (iv) accelerated vesting of all of Mr. Clark’s interclick options and Restricted Shares. Upon Mr. Clark’s resignation of employment with interclick for “good reason” (as such term is defined in Mr. Clark’s employment agreement), Mr. Clark would be entitled to (i) a lump-sum payment equal to 12 months base salary, (ii) a prorated annual bonus for the year of termination, (iii) continued benefit plan and insurance coverage for 12 months following termination, and (iv) accelerated vesting of all of Mr. Clark’s interclick options and restricted shares of interclick common stock that were scheduled to vest within the one year period following termination. Upon a “change in ownership” (as such term is defined in Mr. Clark’s employment agreement) of interclick, all of Mr. Clark’s interclick options and grants of restricted shares of interclick common stock shall immediately vest.

As previously outlined, interclick’s employment agreements with the Named Executive Officers provide for payment of a bonus based on performance goals or financial measures determined by the Compensation Committee of interclick’s Board of Directors, subject to the terms of the agreements. The Board previously adopted annual milestones for interclick under which bonuses for fiscal year 2010 would be paid to the Named Executive Officers.

On August 4, 2010, the Board of Directors awarded mid-year bonuses equal to one-half of the bonus amount that the Named Executive Officers would have earned if the full year milestones were met prior to meeting the previously established milestones on the basis of interclick’s mid-year performance. As a condition to receipt of the mid-year bonus, each of the Named Executive Officers entered into a clawback agreement under which the Named Executive Officer will be required to repay the bonuses to interclick within ninety (90) days of notice from interclick that interclick issues a restatement within 2 years as a result of which interclick reports revised financial results in which the annual milestone is not met.

Termination Provisions

The table below describes the severance payments that our Named Executive Officers are entitled to in connection with a termination of their employment upon death, disability, without cause, for good reason, change of control and the non-renewal of their employment at the discretion of interclick. All of the termination provisions are intended to comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986 (the “Code”) and the Regulations thereunder.

	Roger Clark	Michael Katz	Andrew Katz
Death	None	Base salary through the date of death and pro-rata portion of his annual bonus	Base salary through the date of death and pro-rata portion of his annual bonus

Total Disability	None	None	None

Dismissal Without Cause	(i) The greater of 12 months base salary or the remainder of the base salary due under the employment agreement; (ii) 12 months’ continued coverage under employee benefit plans and insurance programs; and (iii) all stock options or Restricted Shares immediately vest	(i) All reasonable expenses incurred in connection with his duties and responsibilities; (ii) any accrued but unused vacation time through the termination date; (iii) an amount equal to 100% of the sum of his then-current base and current annual bonuses earned during the 24 months immediately prior to the date of termination; (iv) COBRA continuation for up to 18 months following termination; and (v) all stock options or Restricted Shares immediately vest	(i) All reasonable expenses paid or incurred in connection with his duties and responsibilities; (ii) any accrued but unused vacation time through the termination date; (iii) an amount equal to 100% of the sum of his then-current base and annual bonuses earned during the 12 months immediately prior to the date of termination; (iv) COBRA continuation for up to 12 months following termination and (v) all stock options or Restricted Shares immediately vest

Resignation for Good Reason(1)	(i) 12 months base salary; (ii) a prorated annual bonus for the year of termination; (iii) 12 months’ continued coverage under employee benefit plans and insurance programs; and (vi) all stock options or Restricted Shares scheduled to vest within one year following termination immediately vest	Same as set forth under “Dismissal Without Cause”	Same as set forth under “Dismissal Without Cause”

Change of Control (No Termination)	All stock options and restricted shares immediately vest	All equity awards immediately vest	All equity awards immediately vest

Expiration of Initial Term and interclick does not renew	None	None	None

(1)	Generally, as defined in Michael Katz’s and Andrew Katz’s employment agreements, “good reason” includes the substantial diminution of the executives’ duties, the assignment of a title different from and subordinate to the executives’ title under the employment agreement, the occurrence of a change in control, the relocation of the geographical location where the executive performs services or any other action that constitutes a material breach by interclick of the employment agreements. As defined in Roger Clark’s employment agreement, “good reason” includes a material diminution in authority, duties or responsibilities, a material diminution in base salary, a material relocation of the location at which the executive performs services or any other action that constitutes a material breach by interclick of the employment agreement.

Outstanding Equity Awards at 2010 Fiscal Year-End

Listed below is information with respect to unexercised options, stock that has not vested and equity incentive awards for each Named Executive Officer as of December 31, 2010:

	OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END
	OPTION AWARDS					STOCK AWARDS
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)		Market Value of Shares or Units of Stock That Have Not Vested ($) (h)
Michael Mathews	725,000	0		2.00	8/28/12
	125,000	0		2.00	10/12/12
	100,000	0		1.52	2/6/14

Michael Katz	150,000	0		2.00	8/31/12
	153,125	196,875	(1)	2.60	6/5/14

Andrew Katz	37,500	12,500	(2)	2.00	9/21/12
	66,667	33,333	(3)	2.62	9/24/13
	109,375	140,625	(1)	2.60	6/5/14
						14,064	(5)	75,524	(5)

Roger Clark	125,000	125,000	(4)	3.20	8/7/14

(1)	These options vest quarterly over a four year period. The remaining options vest on March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012 and March 31, 2013.
(2)	These options vest annually over a four year period. The remaining options vest on September 21, 2011.
(3)	These options vest annually over a three year period. During 2008, these options were repriced from $5.90 to $2.62. The remaining options vest on September 24, 2011.
(4)	These options vest quarterly over a three year period and the remaining vesting dates are March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012 and June 30, 2012.
(5)	These shares of interclick common stock vest quarterly over a four year period and the remaining vesting dates are March 31, 2011, June 30, 2011, September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012 and December 31, 2012. The market value was calculated based on the product of the December 31, 2010 closing price of $5.37 and the number of shares of interclick common stock remaining unvested at December 31, 2010.

Securities Authorized for Issuance under our Equity Compensation Plans

The following table sets forth the aggregate information of our equity compensation plans in effect as of December 31, 2010:

	Aggregate Number of Securities Underlying Options Granted	Weighted Average Exercise Price Per Share	Aggregate Number of Securities Available for Grant
Equity compensation plans approved by security holders(1)(2)(3)	5,397,292	$2.92	1,221,983
Equity compensation plans not approved by security holders

Total	5,397,292	$2.92	1,221,983

(1)	Because they are identical, for purposes of this table, we have combined the Plans.
(2)	Includes two option grants granted outside of the Plans, including 150,000 5-year stock options to purchase interclick common stock exercisable at $2.40 per share granted to a director.
(3)	On November 23, 2009, our stockholders ratified the adoption of our equity compensation plans.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

The following discussion reflects certain information regarding our relationships and transactions with related persons as of December 31, 2010. See the Schedule 14D-9 for additional discussion of our relationships and transactions with related persons as of November 15, 2011.

In March 2010, interclick purchased approximately $15,000 of computer equipment from a privately-held company in which interclick’s current Chief Executive Officer and Chief Technology Officer had a 54% ownership interest.

Review, Approval or Ratification of Transactions with Related Persons

As required under the Audit Committee Charter, our Audit Committee is responsible for reviewing and approving all related party transactions for potential conflict of interest situations. A related party transaction refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Compensation of Directors and Executive Officers and Employment Agreements

See “Compensation of our Directors and Executive Officers” above for a discussion of director compensation, executive compensation and employment agreements with our Named Executive Officers.

Effective October 24, 2011, interclick entered into an employment agreement with Keith Kaplan, interclick’s President and Chief Revenue Officer. Mr. Kaplan’s employment agreement provides that interclick pay Mr. Kaplan a signing bonus of $262,500 (less applicable withholding and employment taxes) upon execution of the employment agreement, and a base salary at an annual rate of $350,000 (which may be increased by the Board). Mr. Kaplan will be entitled to an annual bonus of $87,500 for the calendar year 2011, and will be eligible to receive annual bonuses for subsequent years based on criteria adopted by interclick’s Compensation Committee. The annual target bonus for Mr. Kaplan with respect to each calendar year after 2011 will be 100% of his base salary based upon achievement of 100% of the criteria established by the Compensation Committee (or a pro rata portion thereof, provided Mr. Kaplan achieves at least 75% of the established criteria). In accordance with Mr. Kaplan’s employment agreement, interclick granted to Mr. Kaplan 275,000 restricted shares of interclick common stock, which will vest in equal annual installments over the first four years following Mr. Kaplan’s commencement of employment, provided Mr. Kaplan is employed by interclick on the applicable vesting date, and will vest as to 25% of any then unvested portion upon a “change of control” (as such term is defined in Mr. Kaplan’s employment agreement), and 100% as to any unvested portion if Mr. Kaplan is terminated by interclick without “cause” (as such term is defined in Mr. Kaplan’s employment agreement) following a change of control (provided Mr. Kaplan executes a general release within 60 days following termination). If interclick terminates Mr. Kaplan’s employment agreement without cause, or Mr. Kaplan terminates his employment agreement for “good reason” (as such term is defined in Mr. Kaplan’s employment agreement) Mr. Kaplan will be entitled to a separation payment including any earned but unpaid annual bonuses and (subject to Mr. Kaplan’s execution of a general release within 60 days following termination) an amount equal to Mr. Kaplan’s then-current annual base salary and reimbursement for COBRA premiums for up to 12 months. In the event interclick undergoes a change of control and Mr. Kaplan remains employed by interclick through the consummation of the change of control, interclick will pay Mr. Kaplan a lump sum cash bonus of $650,000. Mr. Kaplan’s employment agreement includes a best payment provision with regard to payments and/or benefits payable to Mr. Kaplan in the event there is a potential excess parachute payment on account of a change of control of interclick. To the extent any payments made to Mr. Kaplan that are contingent upon a change of control would constitute “parachute payments” within the meaning of Section 280G of the Code, then Mr. Kaplan would receive the better of (a) the payments and/or benefits reduced to an amount that does not trigger any excise tax under Section 4999 of the Code (the “Excise Tax”), or (b) all of the payments and/or benefits after taking into account the Excise Tax.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers, and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership of our common stock with the SEC. Based on the information available to us during 2010, we believe that all applicable Section 16(a) filing requirements were met on a timely basis.

ANNEX II

GCA Savvian Advisors, LLC 150 California Street, Ste 2300 San Francisco, CA 94111 (415) 318-3600

October 31, 2011

Board of Directors

interclick, inc.

11 West 19th Street

10th Floor

New York, NY 10011

Members of the Board:

We understand that Yahoo! Inc. (“Parent”), Innsbruck Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), and interclick, inc. (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, (i) the Purchaser has agreed to commence a tender offer (the “Offer”) to purchase all of the outstanding common stock, par value $0.001 per share, of the Company (the “Common Stock”), at a price per share of $9.00 (the “Offer Price”), payable to the seller in cash, without interest, and (ii) following the acceptance for payment of shares of Common Stock pursuant to the Offer, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”), whereby each issued and outstanding share of Common Stock not tendered in the Offer will be converted into the right to receive the Offer Price, payable to the holder in cash, without interest (the “Merger” and, together with the Offer, the “Transaction”). The terms of and conditions to the Transaction are more fully set forth in the Merger Agreement. Capitalized terms not defined herein shall have the meanings assigned to them in the Merger Agreement.

You have asked for our opinion as to whether, as of the date hereof, the Offer Price to be received by the holders of Common Stock pursuant to the Offer and the Merger, taken together, is fair to such holders from a financial point of view.

For purposes of the opinion set forth herein, we have:

(i)	reviewed the draft of the Agreement dated October 28, 2011 and certain related documents;

(ii)	reviewed certain publicly available financial statements, research analyst reports and other information;

(iii)	reviewed certain internal financial statements, other financial and operating data, and other information concerning the Company, prepared by the management of the Company;

(iv)	reviewed certain financial projections relating to the Company prepared by the management of the Company;

(v)	discussed the past and current operations, financial condition and the prospects of the Company with the management and the board of directors of the Company;

(vi)	reviewed the reported price and trading activity for the Company’s Common Stock;

(vii)	compared the financial performance of the Company with that of other publicly-traded companies that we deemed comparable to the Company;

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SAN FRANCISCO     NEW YORK     TOKYO     LONDON     CHICAGO

GCA Savvian Advisors, LLC 150 California Street, Ste 2300 San Francisco, CA 94111 (415) 318-3600

(viii)	reviewed the financial terms, to the extent publicly available, of certain transactions that we have identified as comparable to the Transaction;

(ix)	contacted selected parties regarding their interest in pursuing a transaction with the Company;

(x)	reviewed and discussed with the management and the board of directors of the Company certain alternatives to the Transaction;

(xi)	analyzed premiums paid in certain other public company transactions that we have identified as comparable to the Transaction;

(xii)	participated in discussions and negotiations among representatives of the Company and Parent and their respective legal and financial advisors with respect to the Transaction; and

(xiii)	performed such other analyses and considered such other factors as we deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. We have not undertaken any responsibility for the accuracy, completeness or independent verification of such information. With respect to the financial projections of the Company, we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company. We have relied upon and assumed, without independent verification, that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the draft Merger Agreement (without any amendments or modifications thereto), without waiver by any party of any material rights thereunder, that the representations and warranties contained in the Agreement made by the parties thereto are true and correct in all respects material to our analysis, and that the Merger Agreement executed by the parties thereto does not differ in any material respect from the form of the draft Merger Agreement delivered to us on October 28, 2011. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained and that no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent, Purchaser or on the expected benefits of the Transaction in any way material to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility to update or revise our opinion based upon events or circumstances occurring or becoming known to us after the date hereof.

We have not made any independent investigation of any legal, accounting or tax matters affecting the Company or the Transaction, and we have assumed the correctness of all legal, accounting and tax advice given to the Company and its board of directors. We have not been asked to prepare, nor have we prepared, a formal appraisal of any of the assets, liabilities or securities of the Company, nor have we been furnished with any such appraisals, and our opinion should not be construed as such. We have been requested to and did initiate discussions with and solicit indications of interest from a limited number of third parties and understand that a prior financial advisor to the Company contacted a number of other third parties with respect to a possible transaction with the Company, and we were made aware by the Company of the level of interest expressed by the parties contacted by that financial advisor. We have taken into account our experience in transactions that we believe to be generally comparable or relevant, as well as our experience in securities valuation in general.

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SAN FRANCISCO     NEW YORK     TOKYO     LONDON     CHICAGO

GCA Savvian Advisors, LLC 150 California Street, Ste 2300 San Francisco, CA 94111 (415) 318-3600

This opinion does not address the Company’s underlying business decision to enter into the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company, and it does not constitute a recommendation to the Company, its board of directors or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the Transaction. We have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the structure of the Transaction. Further, this opinion does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any of the Company’s officers, directors or employees, or class of such persons, including, without limitation, in relation to the Offer Price.

We have acted as financial advisor to the board of directors of the Company in connection with this Transaction and this opinion and will receive fees for our services, a portion of which is payable upon delivery of this opinion and the remainder of which contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In the two years prior to the date hereof, we have not provided financial advisory and financing services for the Company other than pursuant to our engagement in respect of a possible acquisition transaction. We may also seek to provide such services to Parent in the future and expect to receive fees for such services.

It is understood that this letter is for the information of the board of directors of the Company and may not be used or summarized for any other purpose, or relied upon by any other party, without our prior written consent, except that this opinion may be included in its entirety in any filing of a tender offer statement or proxy statement with the Securities and Exchange Commission made by the Company in respect of this Transaction. This opinion has been approved by GCA Savvian Advisors LLC’s Fairness Opinion Committee.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by the holders of Common Stock pursuant to the Offer and the Merger, taken together, is fair to such holders from a financial point of view.

Respectfully submitted,

GCA SAVVIAN ADVISORS, LLC

/s/ GCA Savvian Advisors, LLC

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SAN FRANCISCO     NEW YORK     TOKYO     LONDON     CHICAGO

ANNEX III

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all

III-1

or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is

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otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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